SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

GenTek Inc.
(Name of Subject Company)

GenTek Inc.
(Name of Person Filing Statement)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

37245X203
(CUSIP Number of Class of Securities)

William E. Redmond, Jr.
President and Chief Executive Officer
90 East Halsey Road
Parsippany, New Jersey 07054
(973) 515-0900
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person Filing Statement)

With a Copy to:

William P. O’Neill
Raymond B. Grochowski
Latham & Watkins LLP
555 11th Street, N.W., Suite 1000
Washington, D.C. 20004
(202) 637-2200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
ITEM 8. ADDITIONAL INFORMATION.
ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.
SIGNATURE
ANNEX I
PURCHASER DESIGNEES TO THE BOARD
CERTAIN INFORMATION CONCERNING GENTEK
CURRENT BOARD OF DIRECTORS OF GENTEK
COMPENSATION DISCUSSION AND ANALYSIS
SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS
EXECUTIVE OFFICERS
TRANSACTIONS WITH RELATED PERSONS
SECTION 16 BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
ANNEX II
ANNEX III
EX-99.A.1.G
EX-99.E.3
EX-99.E.4

ITEM 1.	SUBJECT COMPANY INFORMATION.

(a) Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the accompanying Exhibits and Annexes, the “Statement”) relates is GenTek Inc., a Delaware corporation (“GenTek”). The address of the principal executive offices of GenTek is 90 East Halsey Road, Parsippany, New Jersey 07054. The telephone number of GenTek at its principal executive offices is (973) 515-0900.

(b) Securities.

The title of the class of equity securities to which this Statement relates is GenTek’s common stock, no par value (the “Common Stock”). As of September 24, 2009, there were 10,196,370 shares of Common Stock outstanding. In addition, holders of certain options and warrants own securities convertible into approximately 1,416,765 shares of Common Stock.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address.

The name, business address and telephone number of GenTek, which is the subject company and the person filing this Statement, are set forth above in Item 1, “Subject Company Information.”

(b) Tender Offer.

This Statement relates to the tender offer by ASP GT Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of ASP GT Holding Corp., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of Common Stock (“Shares”), at a purchase price of $38.00 per share, net to seller in cash, without interest thereon and less any applicable withholding taxes (such price, or any such higher price per share as may be paid in the Offer (as defined below), referred to herein as the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 29, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the Securities and Exchange Commission (the “Commission”) on September 29, 2009. According to the Offer to Purchase, the Offer will expire at 12:00 Midnight, New York City time, on October 27, 2009. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Statement, respectively, and are hereby incorporated in this Statement by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 28, 2009, by and among Parent, Purchaser and GenTek (the “Merger Agreement”). The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below), (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (the “HSR Condition”), and (iii) the receipt of any other required governmental approvals, the lapse of any waiting periods (or extensions thereof) and the making of any mandated filings, either unconditionally or on terms reasonably satisfactory to Parent (the “Governmental Approval Condition”). The Minimum Condition requires that the number of Shares that have been validly tendered and not properly withdrawn prior to the expiration of the Offer together with the number of Shares (if any) then owned of record by Parent or the Purchaser or with respect to which Parent or the Purchaser otherwise has, directly or indirectly, sole voting power, represents at least a majority of the Shares then outstanding (determined on a fully diluted basis) and no less than a majority of the voting power of the shares of capital stock of GenTek then outstanding (determined on a fully diluted basis) and entitled to vote in the election of directors or (if a greater majority) upon the adoption of the

Merger Agreement and approval of the Merger. The Offer is also subject to other conditions as described in Section 15 — “Certain Conditions to the Offer” of the Offer to Purchase.

The Merger Agreement also provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation law (the “DGCL”), Purchaser will be merged with and into GenTek (the “Merger”). After the effective time of the Merger (the “Effective Time”), GenTek will continue as the surviving company (the “Surviving Company”) and will be a wholly owned subsidiary of Parent. At the Effective Time, each Share outstanding immediately prior to the Effective Time (other than Shares held (i) in the treasury of GenTek or by GenTek’s subsidiaries, Parent or the Purchaser, which Shares shall be cancelled and shall cease to exist or (ii) by stockholders who exercise appraisal rights under Delaware law with respect to such Shares) will be cancelled and converted into the right to receive $38.00 or any greater per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes.

Consummation of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by the requisite vote of stockholders of GenTek, if required by Delaware law. Under Delaware law, the affirmative vote of a majority of the outstanding Shares is the only vote of any class or series of GenTek’s capital stock that would be necessary to adopt the Merger Agreement at any required meeting of GenTek’s stockholders. If the Purchaser accepts and purchases Shares in the Offer, the Purchaser will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of GenTek. In addition, Delaware law provides that if a corporation owns at least 90% of the outstanding shares of each class of stock of a subsidiary corporation entitled to vote on a merger, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation. Under the Merger Agreement, if, after the expiration of the Offer or the expiration of any subsequent offering period, the Purchaser owns at least 90% of the outstanding Shares (including Shares issued pursuant to the Top-Up Option (as defined below)), Parent and GenTek are required to take all necessary and appropriate action to cause the Merger to become effective, without a meeting of the holders of Shares, in accordance with the DGCL.

The Merger Agreement is summarized in Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase, which was mailed to GenTek’s stockholders on or around September 29, 2009 and is filed as Exhibit (a)(1)(A) to this Statement. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement, and is hereby incorporated into this Statement by reference.

According to the Offer to Purchase, the Purchaser’s and Parent’s principal executive offices are located at c/o American Securities LLC, The Chrysler Center, 666 Third Avenue, New York, New York 10017 and the telephone number of their principal executive offices is (212) 476-8000.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers or directors are, except as described below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 thereunder (the “Information Statement”) that is attached hereto as Annex I and is incorporated herein by reference. Except as set forth in this Item 3, Item 4 below or Annex I attached hereto, or as otherwise incorporated herein by reference, to the knowledge of GenTek, as of the date of this Statement, there are no material agreements, arrangements or understandings, and no potential or actual conflicts of interest, between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Purchaser, Parent or their respective executive officers, directors or affiliates.

Agreements, Arrangements and Transactions with Parent and Purchaser.

The Merger Agreement.

The summary of the Merger Agreement contained in “Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase, which is filed as an Exhibit (a)(1)(A) to this Statement and which was mailed to stockholders on or around September 29, 2009, is hereby incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is hereby incorporated herein by reference.

Top-Up Option.

GenTek granted the Purchaser an irrevocable option (the “Top-Up Option”) to purchase from GenTek the number of Shares (the “Top-Up Option Shares”) equal to the number of Shares that, when added to the number of Shares owned by Parent or the Purchaser at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the number of Shares that would be outstanding immediately after the issuance of Shares pursuant to the exercise of the Top-Up Option. The exercise price for each Share acquired in the Top-Up Option is equal to the Offer Price. The Merger Agreement provides that the Top-Up Option will not be exercisable until after the time for acceptance of the tendered Shares (the “Acceptance Date”) (and satisfaction of the Minimum Condition) and unless immediately after such exercise the Purchaser and Parent would own more than 90% of the Shares then outstanding and in no event will the Top-Up Option be exercisable for a number of Shares in excess of GenTek’s authorized and unissued Shares. The aggregate purchase price payable for the Shares being purchased by the Purchaser pursuant to the Top-Up Option will be payable, at the option of Parent, either in cash or by delivery of a promissory note. The Purchaser may exercise the Top-Up Option after the Acceptance Date if the Minimum Condition has been satisfied.

Appointment of Directors.

In the Merger Agreement, GenTek granted to Purchaser the right to designate for appointment or election to the Board of Directors of GenTek (the “Board”), a number of directors that is proportionate to the percentage of Shares beneficially owned by Parent and its subsidiaries, upon the consummation of the Offer. Additional information with respect to the appointment of directors is contained in the Information Statement attached to this Statement as Annex I and the summary of Purchaser’s right to appoint members to the Board contained under the caption “Plans for GenTek” in Section 12 — “Purpose of the Offer; Plans for GenTek” of the Offer to Purchase. This summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is hereby incorporated herein by reference.

Other Agreements.

The Tender and Support Agreement.  On September 28, 2009, Hawkeye Capital LLC, Richard A. Rubin, William E. Redmond Jr., Thomas Testa, Robert Novo, Vincent J. Opalewski and Douglas Grierson, (the “Principal Stockholders”) entered into a Tender and Support Agreement with Parent and the Purchaser.

Pursuant to the Tender and Support Agreement, each Principal Stockholder agrees, among other things (i) to tender all Shares they beneficially own in the Offer, (ii) to vote such shares (A) in favor of adopting the Merger Agreement and the transactions contemplated thereby and (B) against any proposal, action or contract that would reasonably be expected to result in (1) a breach of any covenant, representation, warranty or any other obligation or agreement of GenTek under the Merger Agreement, (2) certain of the conditions set forth in the Merger Agreement not being fulfilled or satisfied, (3) any action, agreement or transaction that would reasonably be expected to adversely affect the consummation of the transactions contemplated by the Merger Agreement, including the Offer, (4) any Acquisition Proposal (as defined in the Merger Agreement) or (5) any merger, acquisition, sale, consolidation, reorganization, recapitalization, extraordinary dividend, dissolution, liquidation, winding up of or by GenTek, or any other extraordinary transaction involving GenTek. Each Principal Stockholder also agrees not to (i) offer to transfer, transfer or consent to any transfer of any or all Shares they beneficially own without the prior written consent of Parent, (ii) enter into any contract with respect to any transfer of any such Shares or any interest therein, (iii) grant any proxy, power-of-attorney, right of first offer or refusal or other authorization or consent in or with respect to any such Shares, (iv) deposit any such Shares into a voting trust or enter into a voting agreement with respect to such Shares, (v) permit any liens to be created on any such Shares or (vi) take any other action that would make any representation or warranty of such Principal Stockholder contained in the Tender and Support Agreement incorrect in any material respect or restrict in any material respect the performance of such Principal Stockholder’s obligations thereunder or the transactions contemplated thereby.

With respect to any Principal Stockholder, the Tender and Support Agreement terminates upon the earliest of (i) the mutual written agreement of Parent and such Principal Stockholder, (ii) the Effective Time, (iii) the date of termination of the Merger Agreement and (iv) any withdrawal or modification of the Company Board Recommendation.

As of the date of this Statement and based on the information provided by the stockholders subject to the Tender and Support Agreement, the Shares owned by the stockholders subject to the Tender and Support Agreement represent approximately 11.5% of GenTek’s outstanding Shares or 12.7% on a fully diluted basis assuming the exercise by the individuals party to the Tender and Support Agreement of all of their “in the money” options and warrants to acquire Shares.

The foregoing summary is qualified in its entirety by reference to the Tender and Support Agreement, which has been filed as Exhibit (e)(2) to this Statement, and is hereby incorporated into this Statement by reference.

The Employment Arrangements.  At the request of American Securities Partners V, L.P., a Delaware limited partnership, American Securities Partners V(B), L.P., a Delaware limited partnership, and American Securities Partners V(C), L.P., a Delaware limited partnership (collectively, the “Sponsors”), the beneficial owners of Parent, and in conjunction with the execution of the Merger Agreement, William E. Redmond, Jr. has entered into an employment agreement (the “Redmond Agreement”) and Vincent J. Opalewski has signed an offer letter (the “Opalewski Letter”), each with a subsidiary of GenTek, both of which are subject to and effective upon the closing of the Merger.

Pursuant to the Redmond Agreement, dated September 28, 2009, Mr. Redmond will serve as President and Chief Executive Officer of GenTek Technologies Marketing Inc. (“GenTek Technologies”) and as Chief Executive Officer of General Chemical Performance Products LLC (“General Chemical Performance Products”), each a subsidiary of GenTek. The Opalewski Letter sets forth the principal terms of an employment agreement that Mr. Opalewski and General Chemical Performance Products intend to enter. Pursuant to the Opalewski Letter, dated September 28, 2009, Mr. Opalewski would serve as President of General Chemical Performance Products. The term of the Redmond Agreement and the Opalewski Letter commence upon the Closing Date and are effective for an indefinite period.

Pursuant to the terms of the Redmond Agreement, Mr. Redmond will receive an annual base salary of $400,000 for his services to GenTek Technologies and a monthly fee of $15,000 for his services to General Chemical Performance Products. Beginning in fiscal year 2010, Mr. Redmond will be entitled to an annual target cash bonus. Mr. Redmond’s annual target cash bonus will be based in equal part upon GenTek Technologies’ EBITDA and free cash flow and will be targeted at 125% of annual base salary, with a range of between 0% and 175% of base salary.

Under the terms of the Redmond Agreement, Mr. Redmond will continue to be entitled to an annual target cash bonus for fiscal year 2009 in accordance with his current employment agreement. The amount of the bonus will be based on actual year-end financials in accordance with the GenTek Inc. 2009 Short Term Incentive Plan.

Mr. Redmond will also receive, subject to his execution of a release, a one-time payment equal to three times his current annual base salary as set forth in his current employment agreement. Mr. Redmond may also receive a gross-up payment if he receives change in control benefits subject to the excise tax under Section 4999 of the Internal Revenue Code.

Pursuant to the Redmond Agreement, Mr. Redmond will be eligible to receive a grant of long-term incentive compensation pursuant to any equity plan established by GenTek Technologies. The Redmond

Agreement further provides that the amount and the terms of any such equity awards will be consistent with Mr. Redmond’s title and position.

The Redmond Agreement provides that in the event Mr. Redmond’s employment is terminated by Mr. Redmond for “Good Reason” (as defined therein) or by GenTek Technologies “without Cause” (as defined therein) following occurrence of an event constituting Good Reason and subject to his execution of a release of all claims, Mr. Redmond will be entitled to a lump sum payment equal to one times his annual base salary then in effect, plus continued medical and dental insurance coverage for a period of three years.

Under the terms of the Redmond Agreement, Mr. Redmond is required to purchase equity in both GenTek Technologies and General Chemical Performance Products in an amount equal to 20% of his pre-tax equity investment in GenTek Inc. that is liquidated in connection with the closing of the Merger.

The Redmond Agreement also includes non-solicitation, non-competition and confidentiality provisions.

Pursuant to the terms of the Opalewski Letter, if Mr. Opalewski and General Chemical Performance Products enter into the employment agreement contemplated in the letter, Mr. Opalewski would receive a base annual salary of $350,000. Beginning in fiscal year 2010, Mr. Opalewski would be entitled to an annual cash bonus. Mr. Opalewski’s annual cash bonus would be based in equal part upon General Chemical Performance Products EBITDA and free cash flow, and would be targeted at 75% of annual base salary, with a range of between 0% and 175% of base salary.

Under the terms of the Opalewski Letter, Mr. Opalewski would continue to be entitled to an annual cash bonus for fiscal year 2009 in accordance with the GenTek Inc. 2009 Short Term Incentive Plan. The amount of the bonus would be based on actual year-end financials.

The Opalewski Letter provides for certain termination payments and benefits in the event Mr. Opalewski’s employment were terminated by General Chemical Performance Products other than for “Cause” (as defined therein). If Mr. Opalewski’s employment were terminated under such circumstances, subject to the execution of a release, Mr. Opalewski would be paid a lump sum payment equal to the sum of one times his annual base salary then in effect, plus continued medical and dental insurance coverage for a period of one year. However, if Mr. Opalewski’s employment were terminated by General Chemical Performance Products other than for Cause at any time following a “Change in Control” of General Chemical Performance Products (as defined in the employment agreement), subject to the execution of a release, Mr. Opalewski would be paid a lump sum payment equal to the sum of two times his annual base salary and one times his annual target cash bonus then in effect, plus continued medical and dental insurance coverage for a period of two years.

Pursuant to the Opalewski Letter, Mr. Opalewski would be required to purchase equity in General Chemical Performance Products in an amount equal to 50% of his after tax equity investment in GenTek that is liquidated in connection with the closing of the Merger (other than in respect of his restricted stock).

The foregoing summary is qualified in its entirety by reference to the Redmond Agreement and the Opalewski Letter, which have been filed as Exhibits (e)(3) and (e)(4) to this Statement, respectively, and are hereby incorporated in this Statement by reference.

Agreements, Arrangements and Transactions between GenTek and its Directors, Executive Officers and Affiliates.

Treatment of Stock Options, Restricted Shares and Warrants.

GenTek Stock Options.  The Merger Agreement provides that prior to the Effective Time, the Board will adopt appropriate resolutions and take all other actions necessary and appropriate to provide that, immediately prior to the Effective Time, each unexpired and unexercised option to purchase Shares (the “Company Options”), under any equity incentive plan of GenTek (the “Company Stock Plans”), including GenTek’s Amended and Restated 2003 Management and Directors Incentive Plan, or any other plan, agreement or arrangement, whether or not exercisable or vested, will be cancelled and each former holder of any such cancelled Company Option will receive at the Effective Time, in consideration of the cancellation of such Company Option and in settlement therefore, a payment in cash of an amount equal to the product of (i) the total number of Shares previously subject to such Company Option and (ii) the excess, if any, of the merger consideration over the exercise price per Share previously subject to such Company Option (the “Option Payment”) (less any applicable withholding taxes). From and after the Effective Time, any such cancelled Company Option shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the payment, if any, of the Option Payment. As a result, certain executive officers and directors of GenTek who currently hold Company Options will receive cash payments in exchange for such instruments at the Effective Time, whether or not such instruments would otherwise be exercisable.

The following table reflects the value of the acceleration of unvested options held by GenTek’s directors and executive officers pursuant to the terms of the Company Stock Plans and the Merger Agreement. The amounts set forth in the table are based on the difference between $38.00 and the applicable per share option exercise price of unvested options that are to be accelerated immediately prior to the Effective Time.

Name	Total

Henry L. Druker	—
Kathleen R. Flaherty	—
John G. Johnson, Jr.	—
John F. McGovern	—
Richard A. Rubin	—
William E. Redmond, Jr.	$564,237.20
Robert D. Novo	$182,365.81
Vincent Opalewski	$203,639.57
Douglas J. Grierson	$75,557.59
Thomas B. Testa	$201,738.00

GenTek Restricted Stock.  The Merger Agreement provides that immediately prior to the Effective Time, each unvested Share subject to forfeiture restrictions, repurchase rights or other restrictions under the Company Stock Plans or any other plan agreement or arrangement (“Restricted Stock”) shall vest in full and all restrictions (including forfeiture restrictions or repurchase rights) otherwise applicable to such Restricted Stock shall lapse and the Restricted Stock shall be converted into the right to receive the merger consideration, without interest (less any applicable withholding taxes). As a result, certain executive officers of GenTek who currently hold shares of Restricted Stock will receive cash payments in exchange for such instruments at the Effective Time, whether or not such instruments would otherwise be exercisable.

The following table reflects the value of the acceleration of unvested Restricted Stock held by GenTek’s directors and executive officers pursuant to the terms of certain award agreements and the Merger Agreement. The amounts set forth in the table below are based on the assumed per share value of $38.00 of unvested restricted stock that is to be accelerated immediately prior to the Effective Time.

Name	Total

Henry L. Druker	$102,486.00
Kathleen R. Flaherty	$117,382.00
John G. Johnson, Jr.	$117,876.00
John F. McGovern	$119,168.00
Richard A. Rubin	$96,824.00
William E. Redmond, Jr.	$2,316,404.00
Robert D. Novo	$689,776.00
Vincent Opalewski	$503,804.00
Douglas J. Grierson	$288,914.00
Thomas B. Testa	$780,596.00

GenTek Warrants.  The Merger Agreement provides that at the Effective Time, each warrant to purchase Shares that is issued, unexpired and unexercised immediately prior to the Effective Time (the “Warrants”) and not terminated pursuant to its terms in connection with the Merger shall, in accordance with its terms, entitle the holder thereof to receive a payment in cash of an amount equal to the product of (i) the total number of Shares previously subject to such Warrant and (ii) the excess, if any, of the merger consideration over the exercise price per Share previously subject to such Warrant (such amounts are referred to as the “Warrant Payments”) (less any applicable withholding taxes). As a result, certain executive officers and directors of GenTek who currently hold Warrants will receive cash payments in exchange for such instruments at the Effective Time, whether or not such instruments would otherwise be exercisable. Based solely on public filings, to the knowledge of GenTek, Mr. Redmond is the only officer or director of GenTek who currently holds Warrants and will receive a payment of $40,719.19 as a result of the conversion of his Warrants into the right to receive cash. This amount is based on the total number of Shares previously subject to Mr. Redmond’s Warrants and the excess of $38.00 over the exercise price per Share previously subject to his Warrants.

Indemnification; Insurance.

The Merger Agreement provides that for a period of six years from and after the Effective Time, the Surviving Corporation shall to the fullest extent permissible under applicable provisions of the DGCL indemnify and hold harmless all past and present directors, officers and employees of GenTek entitled to indemnification (the “Covered Persons”) to the same extent such Persons are indemnified as of the date of the Merger Agreement for acts or omissions in their capacity as directors, officers or employees of GenTek or any GenTek Subsidiary occurring at or prior to the Effective Time.

For a period of six years from and after the Effective Time, the Surviving Company shall maintain for the benefit of GenTek’s directors and officers, as of the date of this Agreement and as of the Effective Time, who are covered by the directors’ and officers’ liability insurance policy maintained by GenTek, an insurance and indemnification policy that provides coverage for actions or omissions of such officers and directors prior to the Effective Time in their capacities as such (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than GenTek’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage (“Equivalent Coverage”). GenTek may, after prior consultation with Parent, purchase six year “tail” prepaid policies prior to the Effective Time which provide such directors and officers with Equivalent Coverage.

Actual or Potential Conflicts of Interest.

In considering the recommendations of the Board with respect to the Offer, the Merger and the Merger Agreement, and the fairness of the consideration to be received in the Offer and the Merger, stockholders should be aware that certain executive officers, directors and affiliates of GenTek have interests in the Offer and the Merger which are described above. The Board was aware of these potential conflicts of interest and considered them along with the other matters described below in Item 4, “The Solicitation or Recommendation — (b)(ii) Reasons for the Recommendation of the Board of Directors.”

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a) Recommendation of the Board.

At a meeting of the Board held on September 24, 2009, the Board, among other things, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, are fair to, and in the best interests of, GenTek and the stockholders of GenTek, (ii) duly approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, (iii) recommended that the stockholders of GenTek accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and approve the Merger and (iv) authorized the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby. Based on the foregoing, the Board hereby recommends that GenTek’s stockholders accept the Offer, tender their Shares under the Offer to Purchase and, if necessary, approve the Merger and adopt the Merger Agreement.

(b)(i) Background of the Offer and Merger.

GenTek is a holding company whose subsidiaries manufacture specialty inorganic chemical products and valve actuation systems and other components for internal combustion engines. GenTek operates through two primary business segments: (1) performance chemicals, which provides value-added products to three principal markets: water treatment, chemical processing, and the electronics industries, and (2) automotive parts, which manufacturers components for the automotive and heavy truck engine markets. GenTek operates over 50 manufacturing facilities and technical centers and has approximately 1,100 employees. GenTek’s 2,000-plus customers include many of the world’s leading manufacturers of cars, trucks, and heavy equipment, in addition to global chemical companies and local water treatment facilities.

GenTek emerged from a reorganization under Chapter 11 of the U.S. Bankruptcy Code on November 10, 2003 with a newly appointed Board of Directors (the “Board”), the majority of whom continue to serve. At the time of emergence GenTek held, in addition to its performance chemicals and automotive parts businesses, a telecommunications products business, various electronic wire, cable assembly, and other subassembly manufacturing operations supporting automotive and household appliance customers, a fluid transport and handling equipment business, and a line of specialty chemical products for the pharmaceutical and personal care products industries. An objective of the new Board was to develop a coherent business strategy with these disparate product lines that included preparing various businesses for sale.

In 2004, GenTek sold its KRONE communications product business, and in December 2004 paid a special cash dividend of $7.00 per share funded primarily from sale proceeds. On February 28, 2005, GenTek closed a new secured financing to recapitalize GenTek and used a portion of the proceeds to pay a special cash dividend of $31.00 per share.

In early June 2005, GenTek’s prior Chief Executive Officer, who had served before and during the Chapter 11 process, resigned and the Board appointed William E. Redmond, Jr., a member of the Board since the reorganization, as GenTek’s new Chief Executive Officer.

In April 2006, GenTek completed the sale of its Canadian cable and wire manufacturing business. In February 2007, GenTek completed the sale of its Noma wire and cable harness business. In July 2007, GenTek sold its wholly owned subsidiary, Defiance Testing and Engineering Services. In February 2008, GenTek sold its Reheis antiperspirant product line. In November 2008, GenTek completed the sale of its remaining wire and cable manufacturing businesses. Finally, in July 2009, GenTek sold its fluid handling product line used in automotive service applications. GenTek is currently in discussions with two potential buyers of its electronic chemicals business.

During this period, GenTek used proceeds from its divestitures of non-core assets to pay down debt and to fund acquisitions related to its core specialty chemicals and valve actuation businesses. In addition, since September 2007, GenTek has repurchased 778,563 shares of its Common Stock. Also during 2007 and 2008, GenTek repurchased approximately $31.3 million of its term debt from various lenders at a discount as permitted under its credit facility.

Beginning in mid-2007, management and the Board began considering additional opportunities to provide value for shareholders, including a possible separation of the specialty chemical and valve actuation businesses by a spinout of one or the other to shareholders, a possible sale of either business, or if a buyer could be found who would be interested in both businesses, a possible sale of the entire company. In September 2007, the Board received an unsolicited offer from an existing stockholder, not represented on the Board, to take GenTek private at $33.50 per share. Following indications that the shareholder was not willing to raise the price, the Board rejected the offer.

In late 2007 and 2008, the Board contacted and interviewed several financial firms, stating that the Board would be receptive to proposals from outside investors should these firms come forth with proposals. These firms included Bank of America, JPMorgan Chase, Goldman, Sachs and Co., Greenhill & Co., and Moelis & Company LLC (“Moelis”), among others. No firm proposals from investors were forthcoming.

During the second quarter of 2008, GenTek had separate discussions with two of its competitors in specialty inorganic chemicals markets regarding a possible combination. As part of these discussions, GenTek entered into separate non-disclosure agreements with each of these two firms and exchanged confidential information including financial and operations data on specialty chemical processing. GenTek received an offer from one competitor to purchase GenTek’s specialty chemicals business at $27 per share of Common Stock, and a second offer for essentially the same business from the other competitor valued at $33.50 per share of Common Stock. GenTek rejected the first offer, but continued discussions with the second firm into the third quarter of 2008 when, due to the bankruptcy of Lehman Brothers in September 2008, that firm’s financing sources in support of its offer became unavailable, and all discussions ceased.

During the second quarter of 2009, GenTek commenced discussions with its lenders regarding an extension of maturities on its existing term loan and revolving credit facility. In July 2009, GenTek engaged Goldman Sachs Lending Partners LLC to act as structuring agent and joint lead arranger and joint book runner as part of that process. The discussions included a de-leveraging of GenTek’s capital structure to less than 1.0 times latest twelve month earnings before interest, taxes, depreciation and amortization, and adding greater flexibility to pay regular and special dividends and to engage in additional stock buy-backs from available cash.

While discussions with the lenders proceeded, GenTek authorized representatives of Goldman Sachs & Co. to contact potentially interested strategic buyers of its performance chemicals business with a focus on firms involved in industrial chemicals manufacturing. Goldman, Sachs & Co. contacted five firms. In making these contacts, Goldman Sachs & Co. advised the firms that GenTek would consider a sale of GenTek immediately following a spin-out of the valve actuation business to shareholders. Each of the potential strategic buyers contacted by Goldman Sachs & Co., signed a non-disclosure agreement and received some confidential information regarding GenTek, but only two elected to attend a further confidential presentation from management. Neither of these firms made a proposal and withdrew from further contact.

Goldman Sachs & Co. representatives also contacted two private equity firms to gauge interest in GenTek or its chemicals business on a stand-alone basis. One firm, after signing a non-disclosure agreement and attending a management presentation, submitted a letter on August 6, 2009 proposing an acquisition of just GenTek’s specialty inorganic chemicals business (excluding the electronic chemicals and valve actuation businesses) for a price of $31.00 per share of Common Stock.

During 2008 and into 2009, Mr. Redmond would occasionally receive contacts from representatives of KeyBanc Capital Markets Inc. (“KeyBanc”) regarding its interest in advising GenTek based on publicly available information, but the Board never engaged KeyBanc. In late June 2009, representatives of KeyBanc contacted Mr. Redmond regarding a potential proposal from a private equity fund to take GenTek private. Mr. Redmond advised the Board of this contact, and told the Key Banc representative that GenTek may be interested in hearing the private equity firm’s proposal. On June 29, 2009, Mr. Christopher J. Porter, a Managing Director of KeyBanc, forwarded to Mr. Redmond a letter from Matthew F. LeBaron, Managing Director of American Securities LLC (“American Securities”), offering to acquire GenTek at up to $30.00 per share subject to confirmatory due diligence. Mr. Redmond advised the Board of this proposal and, after receiving direction from the Board, informed the KeyBanc representatives later that same day that the offer was too low to commence discussions or to provide any confidential information pursuant to a non-disclosure agreement with American Securities.

On July 7, 2009, Mr. Porter conveyed a second letter from Mr. LeBaron to Mr. Redmond proposing an offer of $35.00 to $38.00 per share, again based on publicly available information and subject to due diligence and acceptable documentation. After advising the Board about this latest letter and at American Securities’ request, Mr. Redmond met with Messrs. Porter, and LeBaron, and Scott Wolff, Vice President of American Securities, on July 17, 2009 for lunch in New York. During that meeting, Mr. LeBaron reaffirmed the interest of American Securities in acquiring GenTek. Following this initial meeting, Mr. Redmond reported to the Board that American Securities appeared serious and anxious to proceed with due diligence on GenTek. The

Board instructed Mr. Redmond to enter into a confidentiality agreement with American Securities and continue negotiating the terms of the transaction. Thereafter:

•	On July 21, 2009, GenTek and American Securities executed a confidentiality agreement that would permit American Securities to access certain confidential information of GenTek to be used in connection with American Securities’ continuing consideration of a strategic transaction.

•	On July 22, 2009, Mr. Redmond, Thomas B. Testa, Chief Financial Officer of GenTek, Robert D. Novo, Chief Administrative Officer and Vice President of GenTek, and Vincent J. Opalewski, Vice President and General Manager of GenTek’s subsidiary, General Chemical, LLC, met with Messrs. LeBaron and Wolff, Michael Fisch, President and CEO of American Securities, Marc Saiontz, Managing Director of American Securities, and Mr. Porter, at the offices of American Securities in New York. At the meeting, the management of GenTek presented an overview of GenTek’s business, certain key strategic initiatives of GenTek, and financial data, including preliminary financial forecasts for the remainder of 2009, and 2010 and 2011.

•	On July 29, 2009, American Securities submitted a further revised non-binding preliminary indication of interest to acquire 100% of the outstanding capital stock of GenTek at a price of $37.00 per share. The indication of interest proposed that the transaction would be financed through a combination of equity and senior debt commitments and requested that GenTek undertake exclusive negotiations with American Securities for 45 days. The indication of interest was conditioned upon, among other things, the satisfactory completion of due diligence, the negotiation of mutually-acceptable transaction documentation, and the satisfaction of any conditions set forth therein.

•	Mr. Redmond provided a copy of the July 29, 2009 proposal to the Board, which met at a regularly scheduled meeting at the offices of Latham & Watkins LLP (“Latham”), regular outside counsel to GenTek in New York on August 3, 2009. The Board discussed the proposal, the results of the earlier contacts by representatives of Goldman Sachs & Co. on behalf of GenTek to the five larger companies involved in industrial chemicals and to two potential private equity sponsors, the earlier discussions in 2008 with the two companies that compete with GenTek’s inorganic specialty chemicals business, and the possibility of remaining independent and continuing the process to amend and extend GenTek’s current credit facility. William P. O’Neill, a partner with Latham, advised the Board as to their responsibilities under Delaware law in light of a proposal to take GenTek private. Mr. Redmond further advised the Board that as an affiliate of Goldman, Sachs & Co. was a lender to GenTek under the current credit facility, the firm may be interested in providing financing to the sponsor in any transaction involving GenTek. Following deliberations, the Board instructed Mr. Redmond to continue discussions with American Securities, but not to grant them exclusivity with respect to negotiations at that time, and to begin interviewing financial advisory firms who might be engaged to assist the Board in evaluating such a transaction. The Board noted that the closing price of a share of Common Stock on July 31, 2009, the last trading day before their meeting, was $23.73, and that American Securities’ proposal of $37.00 a share represented a substantial premium. The Board further noted that as a proposal to buy all of GenTek, the American Securities’ proposal was superior to earlier indications of interest by other parties who sought only to acquire GenTek’s specialty chemicals’ business. Given the current economic environment in the automotive industry, the Board was of the view that it would be quite difficult to find a separate buyer of GenTek’s automotive parts business at an attractive or even a reasonable price.

•	On August 6, 2009, American Securities submitted a further revised, non-binding preliminary indication of interest to acquire 100% of the outstanding capital stock of GenTek at a price of $38.00 per share. The indication of interest reiterated that the transaction would be financed through a combination of equity and senior debt commitments and again requested a 45 day period of exclusive negotiations between GenTek and American Securities. The indication of interest was subject to, among other things, the satisfactory completion of due diligence, the negotiation of mutually-acceptable transaction documentation and the satisfaction of any conditions set forth therein.

•	Mr. Redmond and Messrs. LeBaron, Wolff and Porter discussed the most recent proposal by American Securities and the terms thereof, and Mr. Redmond provided the August 6, 2009 proposal of American Securities to the Board as well as the proposal from another private equity sponsor that communicated through Goldman Sachs & Co. an interest in acquiring the GenTek performance chemicals business (excluding electronic chemicals products) at $31.00 share. The Board advised Mr. Redmond to reject the latter proposal, and to offer American Securities an exclusivity period for approximately 30 days. On August 10, 2009, GenTek and American Securities executed and delivered to one another an exclusivity agreement governing the period between August 10, 2009 and September 8, 2009.

•	On August 10, 2009, representatives of American Securities sent an initial due diligence request list to GenTek and, on August 14, 2009, representatives of American Securities, including Weil, Gotshal & Manges LLP (“Weil”), counsel to American Securities, began to conduct documentary and other due diligence of materials made available by GenTek through e-mail correspondence.

•	On August 14, 2009, Latham delivered an initial draft of the Merger Agreement to Weil.

•	From August 14, 2009 through August 31, 2009, representatives of American Securities, Weil, and PriceWaterhouseCoopers LLP (“PWC”), American Securities’ accounting advisor, continued their due diligence investigation of GenTek. During this period, representatives of American Securities and PWC met with representatives of GenTek at its Parsippany headquarters to conduct accounting due diligence, and participated in follow-up diligence calls and meetings regarding PWC’s accounting and tax review of GenTek. In addition, representatives of American Securities and Bain & Company, consultants to American Securities, met with representatives of GenTek at its Parsippany headquarters to conduct market diligence with respect to GenTek. On August 31, 2009, representatives of American Securities toured GenTek’s Augusta, Georgia site as well as its Tallahassee, Florida site to meet with each facility’s senior management team and review their respective operations. During this time, GenTek provided Weil with additional information in response to its initial information requests and, on September 1, 2009, Weil submitted a follow-up due diligence request to GenTek.

•	On August 28, 2009, the Board met telephonically to receive a status report from Mr. Redmond and Latham on the due diligence efforts by American Securities. Mr. Redmond advised that American Securities had yet to confirm its proposal of $38.00 a share, but that he believed due diligence was going well. Mr. Redmond reported on his discussions with various investment banks regarding advisory services to the Board in connection with a transaction, and that he believed Moelis offered the best mix of expertise, focus, and proposed fee structure for GenTek. Following discussion by the Board and the review of a proposed engagement letter, the Board directed Mr. Redmond to engage Moelis.

•	GenTek and Moelis signed the engagement letter later in the day on August 28, 2009.

•	On September 3, 2009, Weil provided a revised draft of the Merger Agreement to Latham, reflecting comments from American Securities.

•	Both parties continued to work in good faith towards finalizing the terms of the transaction. On September 7, 2009, American Securities asked GenTek for an extension of the exclusivity period to September 22, 2009. Following concurrence from the Board, on September 8, 2009, Mr. Redmond signed an extension of exclusivity to September 15, 2009.

•	On September 10, 2009, representatives of American Securities, Weil, and Latham met at Latham’s offices in New York City to discuss the draft Merger Agreement and other documentation relating to the transaction. Discussions on the Merger Agreement continued throughout the day and into the evening. In response to these discussions, on September 11, 2009, Latham delivered a revised Merger Agreement to American Securities and Weil.

•	On September 11, 2009, Messrs. Redmond and O’Neill met with Moelis representatives at the Moelis offices in New York to review the status of negotiations, open due diligence items, and plans to conduct a go-shop process for GenTek if and when a transaction with American Securities was announced.

•	In parallel to negotiation of the Merger Agreement, from the beginning of September until execution of the Merger Agreement, representatives of American Securities, Weil and Goldman Sachs Credit Partners L.P. along with KeyBanc and General Electric Capital Corporation negotiated the commitment letter relating to the debt financing for the Offer and Merger (the “Financing Commitment Letter”).

•	From September 8, 2009 through September 27, 2009, representatives of American Securities, Weil, PWC and other third parties engaged by American Securities continued their due diligence investigation of GenTek, including site visits by representatives of American Securities at certain facilities of GenTek and teleconferences with representatives of GenTek to address due diligence queries. On September 9, 2009, representatives of American Securities held a teleconference with Mr. Redmond to discuss additional diligence items. On September 14, 2009 and September 15, 2009, representatives of Weil held teleconferences with Mr. Redmond and James Imbriaco, former General Counsel of GenTek, respectively, regarding legal diligence matters.

•	On September 15, 2009, following discussions with the Board, Mr. Redmond agreed to further extend the exclusivity period at the request of American Securities until September 22, 2009, in order to give American Securities additional time to complete due diligence and for all parties to finalize the documentation relating to the transaction.

•	On September 15, 2009, representatives of American Securities, Goldman, Sachs & Co., KeyBanc and General Electric Capital Corporation met at the offices of Weil in New York to discuss the operations and performance of GenTek in the context of the proposed debt financing relating to the transaction. At the request of American Securities, Messrs. Redmond and Testa also attended this meeting and presented an overview of GenTek’s business, certain key initiatives of GenTek, and financial data, including an updated preliminary financial forecast for the remainder of 2009, and 2010 and 2011.

•	On September 15, 2009, Latham and Weil continued to negotiate the terms of the Merger Agreement, and, in connection with these discussions, on September 15, 2009, Weil delivered a revised Merger Agreement to GenTek and Latham. Latham, in turn, provided Weil with a draft tender and support agreement pursuant to which certain stockholders and executive officers of GenTek would agree to tender their Shares into the Offer and support the transaction (the “Tender and Support Agreement”).

•	On September 16, 2009, Latham submitted a revised draft of the Merger Agreement to Weil in response to Weil’s September 15 draft.

•	On September 17, 2009, Mr. LeBaron met Mr. Redmond at American Securities in New York to discuss and identify open business terms in the Merger Agreement and relating to the transaction. A copy of the draft equity commitment letter, by and among the Purchaser, Parent and the Sponsors (the “Equity Commitment Letter”) also was circulated by Weil to Latham.

•	On September 18, 2009, Latham circulated to Weil disclosure schedules to the Merger Agreement and a revised draft of the Equity Commitment Letter and a draft reliance letter from the Sponsors addressed to GenTek (the “Reliance Letter”).

•	On September 18, 2009, Mr. Redmond reported to the Board on the status of negotiations with American Securities and the remaining open issues, including the size of a breakup fee should GenTek receive a superior proposal from a third party, a reverse breakup fee should American Securities breach the proposed Merger Agreement, the request for a one-year tail on the breakup fee for American Securities, and the timing of a go-shop period given the proposed tender offer structure. Latham circulated to the Board current drafts of the Merger Agreement, the Tender and Support Agreement, the Equity Commitment Letter, and The Reliance Letter. Mr. Redmond recommended that the Board be prepared to meet in New York on September 23, 2009 to review the proposed transaction with American Securities.

•	From September 18, 2009 through September 27, 2009, negotiations on the Merger Agreement, the disclosure schedules, and related ancillary documents continued among representatives of American Securities, GenTek, Weil and Latham. Representatives of American Securities, GenTek, Weil and

Latham held numerous telephone conferences to finalize documents for signing and circulated various drafts thereof. Negotiation of the Financing Commitment Letter continued between American Securities and Goldman Sachs Credit Partners L.P., along with KeyBanc and General Electric Capital Corporation as well and drafts of the Financing Commitment Letter were circulated to Latham for review.

•	On September 21, 2009, Mr. LeBaron advised Mr. Redmond by telephone that the due diligence process was largely complete and reaffirmed American Securities interest in acquiring GenTek at $38 per share. Mr. Redmond so advised the Board.

•	From September 22, 2009 through September 27, 2009, Mr. Redmond, along with his counsel, Boies Schiller LLP, held discussions with representatives of American Securities and Weil regarding the terms upon which Mr. Redmond may be prepared to be employed with GenTek following completion of the transaction. In addition, during the same time, Mr. Opalewski held discussions with representatives of American Securities and Weil regarding the terms upon which Mr. Opalewski may be prepared to be employed with GenTek following completion of the transaction.

•	On September 24, 2009, the Board met at the New York offices of Moelis from 11:00 a.m. to 2:30 p.m. In attendance were all of the Directors, Messrs. Testa and Novo, Mr. O’Neill and other representatives of Latham, and at various points during the meeting representatives of Moelis. During the meeting, Mr. Redmond reported on the status of negotiations with American Securities and the resolution of all issues as reflected in the latest draft of the Merger Agreement, the terms of employment for him and Mr. Opalewski going forward as reflected in his draft employment agreement and offer letter for Mr. Opalewski provided to the Board, and the status of the Financing Commitment Letter being negotiated by American Securities, the latest draft of which was also provided to the Board. Mr. O’Neill reviewed with the Board the terms of the Merger Agreement including the Conditions of the Offer annexed thereto, the Tender and Support Agreement, the Equity Commitment Letter, and the Reliance Letter, as well as the status of the GenTek disclosure schedules to be delivered pursuant to the Merger Agreement. Mr. O’Neill further advised the directors as to their obligations under Delaware law in their consideration of the proposed transaction. Moelis representatives provided a presentation to the Board, and rendered an oral opinion, later confirmed in writing by an opinion dated September 24, 2009, that, as of such date, based upon and subject to the considerations, assumptions, qualifications and limitations set forth therein, the cash consideration (the “Consideration”) to be received in the Offer or the Merger, as the case may be, by the holders of Shares, other than Parent and its affiliates, pursuant to the terms and subject to the conditions set forth in the Merger Agreement, is fair from a financial point of view to such holders. The Directors deliberated during their meeting, and authorized Mr. Redmond to sign the Merger Agreement on behalf of GenTek. The Compensation Committee of the Board also reviewed the continuing employment arrangements for Messrs. Redmond and Opalewski following the closing of the proposed merger pursuant to Rule 14d-11 under the Exchange Act, and approved Mr. Redmond’s employment agreement and Mr. Opalewksi’s offer letter.

•	On the afternoon of September 24, 2009, Latham advised Weil that the Board held a meeting earlier that day, during which it unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby were fair to, and in the best interests of, GenTek and the stockholders of GenTek, (ii) duly approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, and (iii) recommended that the stockholders of GenTek accept the Offer, tender their Shares to pursuant to the Offer and, if required, adopt the Merger Agreement and approve the Merger.

•	Between September 24, 2009 and September 27, 2009, the parties finalized the disclosure schedules to the Merger Agreement as well as the Financing Commitment Letter, Mr. Redmond’s employment agreement and Mr. Opalewski’s offer letter.

•	Prior to the opening of trading on Nasdaq (as defined below) on the morning of September 28, 2009, representatives and affiliates of GenTek and representatives of Parent and the Purchaser executed the definitive Merger Agreement, the Financing Commitment Letter, the Equity Commitment Letter, the Reliance Letter, the Tender and Support Agreement, the employment agreement, the offer letter and related documentation. Shortly thereafter, GenTek issued a press release announcing the Merger Agreement and the transactions contemplated thereby.

•	In order to satisfy a requirement under the Merger Agreement, GenTek requested, and Moelis provided, a written opinion dated September 28, 2009. Aside from the change in the date, Moelis’s opinion dated September 28, 2009 is identical to the Moelis opinion dated September 24, 2009, which is attached as Annex II to this Statement. No presentation was made to the Board with respect to Moelis’s opinion dated September 28, 2009.

(b)(ii) Reasons for the Recommendation of the Board of Directors.

In reaching its recommendation described above in paragraph (a) of this Item 4, the Board considered a number of factors, including the following:

1. Offer Price in Relation to Recent Trading Prices.  The Board considered the relationship of the Offer Price to the recent market prices of the Common Stock. The Offer Price represents (a) a premium of approximately 41% over the $26.95 closing sale price of the Common Stock on Nasdaq Global Market (“Nasdaq”) on September 23, 2009, the last full trading day prior to the meeting of the Board to approve the Merger Agreement, and (b) a premium of approximately 40% over the average closing sales price of the Common Stock on the Nasdaq for the preceding 20 trading days.

2. Offer for all of GenTek; Certainty of Consideration and Payment.   The Board considered that the Offer provided the stockholders an opportunity to cash-out all of their investment in GenTek as opposed to a sale or spin-out of just one of two GenTek’s principle lines of business, which might take substantially longer to accomplish and may result in less value to the stockholders given the relative small size of the valve actuation business, its recent financial performance, and the poor economic environment for automotive parts suppliers generally. The Board further considered the fact that the Offer is an all cash tender offer and, therefore, the value of consideration that GenTek’s stockholders will receive in the Offer is fixed and certain. The Board also considered size and financial position of the private equity stockholders of Parent and their ability to pay the Offer Price without the need for a financing condition.

3. GenTek’s Operating and Financial Condition.  The Board considered the current and historical financial condition and results of operations of GenTek, as well as its near and long term prospects and strategic objectives, including the risks and uncertainties in achieving those prospects and objectives. In particular, the Board considered GenTek’s revenues historically and expectations over the near and long term, GenTek’s prospects for achieving sufficient revenue growth needed to offset its operating expenses, and the risks inherent in GenTek’s business model, as well as other risks and uncertainties discussed in GenTek’s filings with the Commission.

4. Fairness Opinions.  GenTek’s Board considered the oral opinion of Moelis, which was subsequently confirmed in a written opinion, dated as of September 24, 2009, to the effect that, as of such date, based upon and subject to the considerations, assumptions, qualifications and limitations set forth therein, the Consideration to be received by the holders of Shares, other than Parent or its affiliates, pursuant to the terms and subject to the conditions set forth in the Merger Agreement, is fair from a financial point of view to such holders. A copy of the written opinion rendered by Moelis to the Board, setting forth the procedures followed, the matters considered and the assumptions made by Moelis in arriving at its opinion, is attached as Annex II to this Statement and is hereby incorporated in this Statement by reference. Stockholders are urged to read this opinion in its entirety. The Board was aware that Moelis became entitled to certain fees upon the delivery of its fairness opinion. See Item 5 — “Persons/Assets Retained, Employed, Compensated or Used” for a discussion of the fees payable to Moelis.

5. Terms of the Merger Agreement.  The Board considered the fact that the terms of the Merger Agreement were determined through arm’s-length negotiations between GenTek and its legal advisors, on the one hand, and Parent and Purchaser and their legal advisors, on the other. Among other provisions of the Merger Agreement considered important by the Board were:

•	the “fiduciary out” provisions that permit the Board, upon payment of a $10 million termination fee along with a payment of up to $2 million in expense reimbursement, to terminate the Merger Agreement to pursue an unsolicited takeover proposal that the Board determines in good faith, after consultation with its legal and financial advisors, is necessary in order for the Board to comply with its fiduciary duties under applicable law and that such proposal is, or is reasonably likely to lead to, a superior proposal;

•	the fact that the Merger Agreement provides for a prompt tender offer that consists of cash for all of the Shares to be followed by a second step merger for the same cash consideration, thereby enabling GenTek’s stockholders to obtain the benefits of the transaction at the earliest possible time;

•	the opportunity to conduct a “go-shop” process for up to 45 days following the date of the Merger Agreement, and that Moelis was preparing to commence that process immediately following an announcement of the transaction. The Board also considered that, while American Securities would likely commence the Offer and set an initial expiration date of the Offer prior to the end of the “go shop” process, if the Board felt the process was beginning to bear fruit, the Merger Agreement allowed GenTek to request that American Securities extend the Offer if the Minimum Condition is not satisfied on the initial expiration date. If the Minimum Condition to the Offer and all other conditions to the Offer are satisfied on the initial expiration date, American Securities will be able to close the Offer. If the Minimum Condition is not satisfied on the initial expiration date, American Securities will be obliged to extend the Offer, if requested by GenTek.

•	the absence of any financing condition.

6. Likelihood of Success.  The Board considered the likelihood of satisfaction of all conditions to consummation of the Offer and the Merger and the likelihood of obtaining the required regulatory approvals.

7. Potential Volatility of Common Stock.  The Board considered the possibility that future sales of Common Stock in the public market could lower the price of Common Stock and impair GenTek’s ability to raise funds in any new stock offerings. As of September 24, 2009, GenTek had approximately 10,196,370 outstanding shares of Common Stock that were subject to dilution by shares of Common Stock that are issuable upon conversion or exercise, as applicable, of Company Options or Warrants. The Board considered that sales of a substantial amount of Common Stock in the public market, or the perception that these sales may occur, could adversely affect the market price of the Common Stock prevailing from time to time in the public market and could impair GenTek’s ability to raise funds in additional stock offerings.

8. Economic Climate.  The current regional, national and international economic climate.

9. Potential Conflicts of Interest.  The Board was aware of the potential conflicts of interest between GenTek, on the one hand, and certain of GenTek’s officers, directors and affiliates, on the other hand, in the Offer and the Merger discussed in this Statement under Item 3 “— Agreements, Arrangements and Transactions between GenTek and its Directors, Executive Officers and Affiliates.”

10. Appraisal Rights.  The Board considered the availability of appraisal rights with respect to the Merger for stockholders who properly exercise their rights under Delaware law, which would give these stockholders the ability to seek and be paid a judicially determined appraisal of the “fair value” of their Common Stock at the completion of the Merger.

The Board also considered certain negative factors, including the following:

•	the fact that our stockholders will generally be required to pay taxes on any gains that result from their receipt of the cash consideration in the Offer;

•	the fact that the stockholders would have no continuing equity interest in GenTek following the proposed transaction and therefore would not participate in any potential future growth or earnings or any potential future transaction that might occur at a later time if GenTek remained public; and

•	the existence of a $12 million termination fee payable in certain circumstances by the terms of the Merger Agreement that would make it more costly for another potential purchaser to acquire GenTek, and could deter competing third party offers to acquire GenTek.

The Board believes that, overall, the potential benefits of the Offer and the Merger to the GenTek stockholders outweigh the risks and provide the maximum value to stockholders. In analyzing the Offer and the Merger, GenTek’s management and the Board were assisted and advised by Moelis and GenTek’s legal counsel, who reviewed various financial, legal, and other considerations in addition to the terms of the Merger Agreement.

The foregoing discussion of factors considered and given weight by the Board is not intended to be exhaustive, but includes the material factors considered. In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board unanimously determined to approve the Merger Agreement and recommend that holders of Common Stock tender their Shares in the Offer.

(c) Intent to Tender.

To the knowledge of GenTek after reasonable inquiry, all of GenTek’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all shares of Common Stock held of record or beneficially owned by such person or entity pursuant to the Offer and, if necessary, to vote such shares in favor of adoption of the Merger Agreement and approval of the Merger.

(d) Opinion of Financial Advisors.

Opinion

On September 24, 2009, at a meeting of the Board held to evaluate the Merger Agreement, including the Offer, the Merger and the other transactions contemplated thereby (together, the “Transaction”) Moelis delivered to the Board an oral opinion, confirmed by delivery of a written opinion dated September 24, 2009, to the effect that, based upon and subject to the limitations and qualifications set forth in the opinion, as of the date of the opinion, the Consideration to be received by the holders of Shares, other than Parent and its affiliates, pursuant to the terms and subject to the conditions set forth in the Merger Agreement, is fair from a financial point of view to such holders.

The full text of the Moelis opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Moelis in connection with such opinion. The Moelis opinion is attached as Annex II to this Statement and is incorporated into this Statement by reference. Holders of Shares are encouraged to read the opinion carefully in its entirety. The summary of the opinion below is qualified in its entirety by reference to the full text of the opinion.

The Moelis opinion does not address GenTek’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to GenTek and does not constitute a recommendation to any holder of Shares as to whether such holder of Shares should tender Shares in the Transaction or, if applicable, how such holder of Shares should vote with respect to the Transaction. At the direction of the Board, Moelis was not asked to, nor did it, offer any opinion as to the material terms of the Merger Agreement or the form of the Transaction. Moelis has also assumed, with the consent of the Board, that the representations and warranties of all parties to the Merger Agreement are true and correct, that each party to the Merger Agreement will perform all of the covenants and agreements required to be performed by such party, that all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and that the Transaction will be consummated in a timely manner in accordance with the terms described in the Merger Agreement, without any modifications or amendments thereto or any adjustment to the Consideration (through indemnification claims, offset, purchase price adjustments or otherwise). In rendering its opinion, Moelis assumed, with the consent of the Board, that the final executed form of the Merger Agreement did not, or would not, differ in any material respect from the draft that Moelis examined, and that Parent and GenTek will comply with all the material terms of the Merger Agreement. Moelis did not participate in discussions or negotiations surrounding the Transaction among GenTek, its representatives, Parent and its representatives. As of the date of its opinion, Moelis had not been authorized to solicit, and had not solicited, indications of interest in a possible transaction with GenTek from any party; however, in accordance with the terms of Moelis’s engagement and the Merger Agreement, Moelis was authorized to undertake such activities following the announcement of the Transaction.

In arriving at the conclusions reached in its opinion, Moelis has, among other things:

•	reviewed certain publicly available business and financial information relating to GenTek that it deemed relevant;

•	reviewed certain internal information relating to GenTek’s business, including financial forecasts, earnings, cash flow, assets, liabilities and prospects of GenTek furnished to it by GenTek;

•	conducted discussions with members of senior management of GenTek concerning the matters described above, as well as the business and prospects of GenTek generally;

•	reviewed publicly available financial and stock market data, including valuation multiples, for GenTek and compared them with those of certain other companies in lines of business that it deemed relevant;

•	compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that it deemed relevant;

•	reviewed a draft of the Merger Agreement, dated September 23, 2009; and

•	conducted such other financial studies and analyses and took into account such other information as it deemed appropriate.

In connection with its review, Moelis did not assume any responsibility for independent verification of any of the information supplied to, discussed with, or reviewed by it for the purpose of its opinion and, with the consent of the Board, relied on such information being complete and accurate in all material respects. In addition, at the Board’s direction, Moelis has not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of GenTek, nor has Moelis been furnished with any such evaluation or appraisal. With respect to the forecasted financial information referred to above, Moelis has assumed, with the Board’s consent, that it has been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of GenTek as to the future performance of GenTek. In particular, Moelis has relied on GenTek’s management’s assessment of GenTek’s long-term ability to generate earnings before interest, taxes, depreciation, amortization and any unusual items.

Moelis’s opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. Moelis has assumed, with the consent of the Board, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without the imposition of any delay, limitation, restriction, divestiture or condition that would have an adverse effect on GenTek or Parent or on the expected benefits of the Transaction. With respect to potential environmental liabilities, the Board instructed Moelis to rely solely upon the judgment of the management of GenTek and its counsel that these liabilities will not have a material adverse effect on the financial condition or results or operations of GenTek.

The opinion was for the use and benefit of the Board in its evaluation of the Transaction. In addition, the Board has not asked Moelis to address, and its opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of GenTek, other than the holders of Shares (aside from Parent and its affiliates). In addition, Moelis did not express any opinion as to the fairness of the amount or nature of any compensation to be received by any of GenTek’s officers, directors or employees, or any class of such persons, relative to the Consideration. The Moelis opinion was approved by Moelis’s Fairness Opinion and Valuation Review Committee.

In order to satisfy a requirement under the Merger Agreement, GenTek requested, and Moelis provided, a written opinion dated September 28, 2009. Aside from the change in the date, Moelis’s opinion dated September 28, 2009 is identical to the Moelis opinion dated September 24, 2009, which is attached as Annex II to this Statement. No presentation was made to the Board with respect to Moelis’s opinion dated September 28, 2009.

Financial Analyses

The following is a summary of the financial and comparative analyses presented by Moelis to the Board at its meeting held on September 24, 2009 in connection with the delivery of the oral opinion of Moelis at that meeting and its subsequent written opinion, dated September 24, 2009.

In its evaluation of the proposed transaction, Moelis analyzed the historical and projected financial performance of GenTek and selected several valuation methodologies, including a publicly traded comparable companies analysis, a precedent transactions analysis and a discounted cash flow analysis, among others. In addition, Moelis considered undertaking a leveraged buyout analysis, but as further described below, had inadequate data to perform that analysis in a reliable manner.

The summary set forth below does not purport to be a complete description of the analyses performed and factors considered by Moelis in arriving at its opinion. The fact that any specific analysis has been referred to in the summary below or in this Statement is not meant to indicate that such analysis was given more weight than any other analysis. The preparation of a fairness opinion is a complex process involving various determinations and subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. With respect to the comparable public companies analysis and the precedent transactions analysis summarized below, no company, business or transaction used in such analyses as a comparison is either identical or directly comparable to GenTek or the Transaction, nor is an evaluation of such analyses entirely mathematical. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors. Moelis did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and believes that the totality of the factors considered and analyses it performed in connection with its opinion operated collectively to support its determination as to the fairness from a financial point of view as of the date of its opinion of the Consideration to be received by holders of Shares, other than Parent and its affiliates.

Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Moelis’s analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis’s analyses.

The analyses performed by Moelis include analyses based upon forecasts of future results, which results might be significantly more or less favorable than those upon which Moelis’s analyses were based. The analyses do not purport to be appraisals or to reflect the prices at which GenTek’s Shares might trade at any time following the announcement of the Transaction. Because the analyses are inherently subject to uncertainty, being based upon numerous factors and events, including, without limitation, factors relating to general economic and competitive conditions beyond the control of the parties or their respective advisors, neither Moelis nor any other person assumes responsibility if future results or actual values are materially different from those contemplated below.

Summary Table

The three valuation methodologies that Moelis selected (specifically, the publicly traded comparable companies analysis, the precedent transactions analysis and the discounted cash flow analysis) and one methodology that Moelis considered, but determined not to utilize (specifically, the leveraged buyout analysis), are summarized on the following pages. Set forth in the table immediately below are the implied enterprise value (which term is defined below) ranges resulting from the application, subject to certain valuation assumptions, of the three valuation methodologies that Moelis selected. These figures compare to an implied enterprise value for GenTek based on the Consideration of $672 million.

In addition, the table immediately below contains certain additional data presented to the Board by Moelis that was not incorporated into, and does not constitute a part of, the three valuation methodologies utilized by Moelis in support of its opinion. These data include information relating to the 52-week trading range of the Shares and information relating to the two principal operating segments maintained by GenTek: Performance chemicals (“GCC”) and automotive parts (“GTT”).

Please refer to the pages that follow for definitions of certain capitalized terms appearing in the table set forth immediately below. The figures below appear in millions.

	Implied Enterprise Value Range
Type of Analysis	Low	High

GenTek
Comparable Companies:
2010E EBITDA	$645	$710
Normalized EBITDA	$515	$565
Precedent Transactions:
2010E EBITDA	$825	$945
Normalized EBITDA	$650	$750
Discounted Cash Flow	$550	$700
52-Week Trading Range	$400	$570
GCC
Comparable Companies:
2010E EBITDA	$615	$675
Normalized EBITDA	$490	$535
Precedent Transactions:
2010E EBITDA	$770	$885
Normalized EBITDA	$605	$700
GTT
Comparable Companies:
2010E EBITDA	$45	$50
Normalized EBITDA	$40	$45
Precedent Transactions:
2010E EBITDA	$70	$75
Normalized EBITDA	$60	$65

Comparable Public Companies Analysis

Moelis performed a comparable public companies analysis, which is intended to provide an implied value of a company by comparing certain financial information of the company with corresponding financial information of similar public companies. As described previously, GenTek has two principal operating segments, GCC and GTT. GCC is a producer of performance chemicals marketed to four primary market segments: Water treatment, chemical processing, technology and pharmaceutical and food. GTT designs, develops and supplies valve train components for gas and diesel engines.

Due to the dissimilarity of GenTek’s two operating segments, Moelis bifurcated its comparable public companies analysis with respect to the Transaction and separately focused on comparable specialty chemical companies and comparable automotive manufacturing companies, which Moelis then compared to GenTek as a whole (rather than GenTek’s GCC or GTT segments on a standalone basis). Moelis selected companies whose stock was publicly traded, that shared similar business characteristics with GCC’s and GTT’s respective businesses, operations, size, growth dynamics and margins, and for which relevant financial information was publicly available. Emphasis was placed on companies with an enterprise value below $1 billion with significant operations in North America. It should be noted that GenTek’s forecast revenue growth is significantly lower than that of the companies that comprise the selected group.

The companies Moelis considered in its specialty chemical companies analysis include:

•	Albemarle Corp.;
•	Chemtrade Logistics, Inc.;
•	Cytec Industries Inc.;
•	Ferro Corp.;
•	FMC Corp.;
•	Innophos Holdings Inc.;
•	Koppers Holdings Inc.;
•	Nalco Holding Co;
•	Rockwood Holding Inc.; and
•	Solutia Inc.

For GenTek and each of the companies identified above, Moelis calculated various valuation multiples, including:

•	ratio of the sum of equity value based on closing stock price, plus total debt, plus book value of pension and postretirement obligations, plus accruals for environmental liabilities (such sum, “enterprise value”), to estimated earnings before interest, taxes, depreciation and amortization, adjusted for restructuring and impairment charges, discontinued operations, gains/losses on sale of assets and legal recoveries (“EBITDA”) for calendar year 2009 (“CY2009E”); and

•	ratio of enterprise value to estimated EBITDA for calendar year 2010 (“CY2010E”).

For GenTek, Moelis also calculated a ratio of adjusted enterprise value to adjusted EBITDA. Moelis normalized both components of such ratio by making certain adjustments designed to (i) account for the recent restructuring of GTT and certain developments in the automotive parts manufacturing industry in which GTT operates and (ii) eliminate the effect of recent elevated prices for raw materials, which GenTek substantially avoided paying by having earlier contracted for the purchase of raw materials at relatively low prices, and resulting relatively high prices at which GenTek was able to contract for the sale of its products. As adjusted, we refer to the components of this ratio as “normalized enterprise value” and “normalized EBITDA.”

This analysis indicated an implied series of multiples for the selected companies, as compared to corresponding multiples implied for GenTek derived utilizing the Consideration and management projections of GenTek’s EBITDA and normalized EBITDA.

Moelis then identified those companies among the list set forth above that it considered to be most analytically relevant based on similarities between their operating and financial characteristics and those of GCC, which Moelis compared to GenTek as a whole (rather than GCC on a standalone basis). Among other things, Moelis sought to identify companies that, like GCC, do not possess high-value technology positions and do not rely on significant new product development to drive their growth, ultimately selecting Chemtrade

Logistics, Inc., Innophos Holdings Inc. and Koppers Holdings Inc. Calculating the valuation multiples described above for these three companies and GenTek showed the following:

Specialty Chemical Companies

									Implied
									Multiples for
									GenTek Based
	Implied Multiples for Selected Companies								on the
	High		Mean		Median		Low		Consideration

Multiple of Enterprise Value to EBITDA:
CY2009E	8.0	x	5.8	x	5.8	x	3.7	x	4.6	x
CY2010E	6.6	x	5.7	x	5.4	x	5.1	x	5.4	x
Multiple of Normalized Enterprise Value to Normalized EBITDA									6.6	x

The companies Moelis considered in its automotive manufacturing companies analysis include:

•	ArvinMeritor Inc;
•	ATC Technology Corp.;
•	BorgWarner Inc.;
•	Federal-Mogul Corp.;
•	GKN plc;
•	Hawk Corp.;
•	Linamar Corp.;
•	Strattec Security Corp.; and
•	TRW Automotive Holdings Corp.

For GenTek and each of the companies identified above, Moelis calculated various valuation multiples, including:

•	ratio of enterprise value to EBITDA for CY2009E; and

•	ratio of enterprise value to EBITDA for CY2010E.

For GenTek, Moelis also calculated the ratio of normalized enterprise value to normalized EBITDA.

This analysis indicated an implied series of multiples for the selected companies, as compared to corresponding multiples implied for GenTek derived utilizing the Consideration and management projections of GenTek’s EBITDA and normalized EBITDA.

Moelis then identified those companies among the list set forth above that it considered to be most relevant based on similarities between their operating and financial characteristics and those of GTT, which Moelis compared to GenTek as a whole (rather than GTT on a standalone basis). Among other things, Moelis sought to identify companies that, like GTT, possess precision metal-forming capabilities, ultimately selecting ATC Technology Corp. and Hawk Corp. Calculating the valuation multiples described above for these two companies and GenTek showed the following:

Automotive Manufacturing Companies

			Implied Multiples
	Implied Multiples		for GenTek
	for Selected		Based on the
	Companies		Consideration
	Median

Multiple of Enterprise Value to EBITDA
CY2009E	5.8	x	4.6	x
CY2010E	4.8	x	5.4	x
Multiple of Normalized Enterprise Value to Normalized EBITDA			6.6	x

It should be noted that GenTek’s estimated EBITDA for fiscal year 2009 and its EBITDA for the last twelve months (“LTM”) have been significantly impacted by (i) raw material costs and pricing dynamics that had the effect of increasing GenTek’s EBITDA above historic or projected trends and (ii) the recent restructuring of GTT and certain developments in the automotive parts manufacturing industry in which GTT operates that had the effect of decreasing GenTek’s EBITDA below historic or projected trends. This volatility in GenTek’s financial performance makes valuation difficult when utilizing a multiple of a single year’s performance. In evaluating companies identified by Moelis as comparable to GenTek’s businesses, Moelis made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of GenTek’s businesses. Furthermore, GenTek’s closest competitors are often privately held or subsidiaries of larger corporations, in each case, making it difficult to obtain detailed information with respect to the financial performance of such competitors.

Precedent Transactions Analysis

Moelis compared selected financial and transaction metrics of GenTek and the Transaction with similar data for twenty-five and four precedent specialty chemical and manufacturing transactions, respectively. Moelis selected the transactions based on a number of criteria, including the nature of the target companies’ respective sizes and margins, as well as their respective growth profiles and technology positions.

The specialty chemical precedent transactions considered included the following:

Specialty Chemicals

Date Announced	Acquirer	Target

4/01/09	K+S Aktiengesellschaft	Morton International, Inc.
11/11/08	Mitsubishi Rayon Co. Ltd.	Lucite International, Ltd.
9/14/08	Ciba Holding Inc	BASF SE
7/10/08	The Dow Chemical Company	Rohm and Haas Company
7/10/08	Ashland, Inc.	Hercules, Inc.
7/08/07	CVC Capital Partners Ltd.	Univar NV
6/24/07	Israel Chemicals Ltd.	Supresta, LLC
5/31/07	The Carlyle Group	PQ Corporation
12/19/06	Rhone Capital LLC	Arizona Chemical
12/18/06	The Dow Chemical Company	Wolff Walsrode AG
12/15/06	Court Square Capital Partners	MacDermid Inc.
12/13/06	Advent International Corporation	Celanese Corp. Oxo Products
11/29/06	Gilde Buyout Partners & Banexi Capital	Groupe Novasep SAS
11/23/06	Advent Intl. Corp. & The Carlyle Group	H.C. Starck GmbH & Co. (Bayer AG sub.)
11/22/06	Govaudan AG	Quest International Nederland BV
11/22/06	Airgas Inc.	Linde AG, US Bulk Gas Business
11/20/06	Ontario Teachers’ Private Capital	Dynea North America, Inc.
11/13/06	Caxton-Iseman Capital	Valley National Gases LLC
9/14/06	Apollo Management LP	GE Advanced Materials
8/15/06	Monsanto Co.	Delta & Pine Land Company, LLC
6/29/06	Croda International plc	Uniqema Nederland BV
5/30/06	BASF AG	Engelhard Corporation
5/01/06	BASF AG	Johnson Polymer, LLC
3/06/06	The Linde Group	BOC Group plc
2/28/06	BASF AG	Degussa Construction Chemicals, Inc.

For each of the comparable transactions identified above, Moelis calculated various valuation multiples based on information that was publicly available, including the ratio of enterprise value to EBITDA for the identified target company for the last reported LTM period as of the announcement of the transaction. Using the multiples derived from the six transactions that were deemed most relevant based on their comparability to the Transaction (the target companies in the selected transactions were Arizona Chemical, Wolff Walsrode AG, Celanese Corp. Oxo Products, Groupe Novasep SAS, Dynea North America, Inc. and Uniqema Nederland BV), this analysis indicated an implied series of multiples for the selected transactions, as compared to corresponding multiples implied for GenTek derived utilizing the Consideration and GenTek’s LTM EBITDA as well as management’s projections of GenTek’s normalized EBITDA.

Specialty Chemicals

							Implied Multiples
							for GenTek
	Implied Multiples for Selected Transactions						Based on the
	High		Median		Low		Consideration

Multiple of Enterprise Value to LTM EBITDA	9.0	x	7.2	x	6.1	x	5.5	x
Multiple of Normalized Enterprise Value to Normalized EBITDA							6.6	x

The manufacturing precedent transactions considered in the precedent transactions analysis included the following:

Manufacturing

Date Announced	Acquirer	Target

11/14/07	Textron Inc.	United Industrial Corp.
11/09/07	Brembo North America Inc.	Hayes Lemmerz Intl-Auto Brakes Div.
2/02/07	One Quity Partners LLC	ArvinMeritor Inc — Emissions Tech.
8/31/06	Asahi Tec Corp.	Metaldyne Corp.

For each of the comparable transactions identified above, Moelis calculated various valuation multiples based on information that was publicly available, including the ratio of enterprise value to EBITDA for the identified target company for the last reported LTM period as of the announcement of the transaction. This analysis indicated an implied series of multiples for the transactions identified above, as compared to corresponding multiples implied for GenTek derived utilizing the Consideration and GenTek’s LTM EBITDA as well as management’s projections of GenTek’s normalized EBITDA.

Automotive Manufacturing

							Implied Multiples
							for GenTek
	Implied Multiples for Selected Transactions						Based on the
	High		Median		Low		Consideration

Multiple of Enterprise Value to LTM EBITDA	12.3	x	7.6	x	5.8	x	5.5	x
Multiple of Normalized Enterprise Value to Normalized EBITDA							6.6	x

For purposes of performing a precedent transactions analysis with respect to the Transaction, Moelis determined that there were limitations associated with relying on transactions completed prior to the fourth quarter of 2008 in light of the significant downturn in the public markets that occurred at or around that time and the ensuing challenging operating and transaction environment that resulted.

It should be noted that no transaction utilized in the analyses above is identical to the Transaction. Indeed, Moelis believes that the relevance of a number of the selected transactions is limited due to their lack of comparability to the Transaction. Moelis also noted that there was a relatively limited number of comparable transactions available for use in its analysis. In evaluating transactions identified by Moelis as comparable to the Transaction, Moelis made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other factors. It should also be noted that the volatility in GenTek’s LTM financial results distinguishes it from several of the companies that were the subject of Moelis’s precedent transactions analysis.

Discounted Cash Flow Analysis

Moelis performed a discounted cash flow analysis to calculate the estimated present value as of December 31, 2009 of the stand-alone unlevered, after-tax free cash flows that GenTek could generate over full fiscal years 2010 and 2011 based on projections furnished to it by management. Moelis calculated a range of terminal values by applying to GenTek’s estimated adjusted EBITDA for fiscal year 2011 a range of EBITDA terminal value multiples derived by the perpetuity growth method. The cash flows and terminal values were then discounted to present value as of December 31, 2009 using discount rates ranging from 10.0% to 12.0%, which range of discount rates was derived taking into account the estimated weighted average cost of capital of GenTek and a broader universe of comparable companies. Compared to the $38.00 per share represented by the Consideration, this analysis indicated an implied equity reference range for GenTek of $30.44 to $44.44 per share and, assuming the midpoint of the perpetuity growth rate and the discount rate range, a price per share for GenTek of $36.48. However, it should be noted that GenTek only maintains a forecast of future results through fiscal year 2011, which limits the relevance of the discounted cash flow analysis.

Leveraged Buyout Analysis

Moelis was advised by management that GenTek has only prepared projections through fiscal year 2011. Since Moelis believes that it is inappropriate to assume a 2-year investment horizon for financial sponsors such as the Sponsors, Moelis concluded that a leveraged buyout analysis would not be sufficiently reliable in this instance and determined not to perform one.

Other Information

The Consideration was determined through negotiation among GenTek and its representatives, on one hand, and Parent, Purchaser and their respective representatives, on the other hand, and the decision by the Board to enter into the Merger Agreement was solely that of the Board. The Moelis opinion and financial analyses, taken together, represented only one of many factors considered by the Board in its evaluation of the Transaction and should not be determinative of the views of the Board or management with respect to the Transaction or the Consideration.

GenTek retained Moelis based upon Moelis’s experience and expertise. Moelis is an investment banking firm with substantial experience in transactions similar to the Transaction. Moelis, as part of its investment banking business, is continually engaged in the valuation of businesses and securities in connection with business combinations and acquisitions and for other purposes. Moelis has consented to the inclusion in this Statement of its written opinion delivered to the Board, dated September 24, 2009.

Under the terms of the engagement letter between Moelis and GenTek, Moelis agreed to act as GenTek’s financial advisor in connection with the Transaction and received a retainer fee in connection with its retention. In accordance with the terms of such engagement letter, Moelis received a fee upon the delivery of its opinion, which was not contingent upon the consummation of the Transaction. If GenTek consummates a transaction with a party other than Parent or its affiliates that generates value per share in excess of the Consideration, Moelis will receive a fee of $750,000 plus 5% of such excess, receipt of which fee would be contingent on the consummation of such other transaction. In addition, GenTek has agreed to reimburse Moelis for certain expenses and indemnify Moelis for certain liabilities arising out of its engagement.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Pursuant to an engagement letter dated as of August 28, 2009, GenTek retained Moelis to provide certain services in connection with the transactions contemplated by the Merger Agreement. Such services included the rendering of an opinion as to the fairness, from a financial point of view, to the holders of Shares of the

Consideration. Pursuant to the terms of the Moelis engagement, GenTek agreed to pay Moelis for its financial advisory services: (i) a nonrefundable retainer fee of $250,000, payable upon execution of the engagement letter, (ii) a fee of $1,000,000 upon delivery by Moelis of a fairness opinion to GenTek, and (iii) a transaction fee upon completion of a Transaction (as defined in the engagement letter) between GenTek and any party or equity sponsor other than American Securities; provided, that the per share price obtained in such Transaction is greater than $38.00 per share. The transaction fee is equal to the sum of $750,000 and (ii) 5.0% of the difference between the per share price obtained in such Transaction and $38.00, multiplied by the total number of shares of Common Stock outstanding. GenTek also agreed to reimburse Moelis for out-of-pocket expenses related to its engagement (including legal fees). GenTek further agreed to indemnify Moelis for certain costs, expenses and liabilities related to or arising out of its engagement.

Moelis, as part of its investment banking business, is continually engaged in financial advisory roles, which may include, but are not limited to, equity and fixed income sales, investment banking, private equity, general corporate and other services.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Except as set forth below, no transactions in shares of Common Stock have been effected during the past 60 days by GenTek or any subsidiary of GenTek or, to the knowledge of GenTek, by any executive officer, director or affiliate of GenTek.

(a) Certain of the directors of GenTek, each in their capacity as stockholders, certain of their affiliates and certain of the officers of GenTek entered into the Tender and Support Agreement. The summary of the Tender and Support Agreement contained in Item 3 above is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, which has been filed as Exhibit (e)(2) to this Statement, and is hereby incorporated in this Statement by reference.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Statement, GenTek is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of GenTek’s securities by GenTek, any subsidiary of GenTek or any other person, (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving GenTek or any subsidiary of GenTek, (3) a purchase, sale or transfer of a material amount of assets of GenTek or any subsidiary of GenTek, or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of GenTek.

As described under “The Merger Agreement; Other Agreements” of the Offer to Purchase, the Board, in connection with the exercise of its fiduciary duties, is permitted by the Merger Agreement under certain conditions to engage in negotiations in response to an unsolicited takeover proposal.

Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION.

Section 14(f) Information Statement.

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Parent, pursuant to the terms of the Merger Agreement, of certain persons to be appointed or elected to the Board of Directors other than at a meeting of the Company’s stockholders.

Top-Up Option.

GenTek granted the Purchaser a Top-Up Option to purchase from GenTek the number of Shares equal to the number of Shares that, when added to the number of Shares owned by Parent or the Purchaser at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the number of Shares that would be outstanding immediately after the issuance of Shares pursuant to the exercise of the Top-Up Option. The exercise price for each Share acquired in the Top-Up Option is equal to the Offer Price. The Merger Agreement provides that the Top-Up Option will not be exercisable until after the Acceptance Date (and satisfaction of the Minimum Condition) and unless immediately after such exercise the Purchaser and Parent would own more than 90% of the Shares then outstanding and in no event will the Top-Up Option be exercisable for a number of Shares in excess of GenTek’s authorized and unissued Shares. The aggregate purchase price payable for the Shares being purchased by the Purchaser pursuant to the Top-Up Option will be payable, at the option of Parent, either in cash or by delivery of a promissory note. The Purchaser may exercise the Top-Up Option after the Acceptance Date if the Minimum Condition has been satisfied.

Vote Required to Approve the Merger and DGCL Section 253.

The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, including the issuance by GenTek of Shares upon the exercise by Purchaser of the Top-Up Option, at least 90% of the outstanding Shares, Purchaser will be able to effect a short-form merger under the DGCL, which means that the Purchaser may effect the Merger without any further action by or vote of GenTek’s stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger.

State Takeover Laws.

GenTek is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” GenTek has elected not to be governed by Section 203 of the DGCL and, therefore, Section 203 of the DGCL is inapplicable to the Merger Agreement and the transactions contemplated therein, including without limitation the Offer and the Merger.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

GenTek, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer.

Regulatory Approvals.

Antitrust in the United States.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”), and specified waiting period requirements have been satisfied. These requirements apply to Parent’s and Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, Purchaser’s purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by American Securities Partners V, L.P., as the ultimate parent entity of the Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. American Securities Partners V, L.P. filed Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on September 28, 2009. Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about October 13, 2009, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until 10 calendar days following the date of substantial compliance by American Securities Partners V, L.P. with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with American Securities Partners V, L.P.’s consent. In practice, complying with a Second Request can take a significant period of time. Although GenTek is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither GenTek’s failure to make those filings nor a request for additional documents and information issued to GenTek from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if the Purchaser owns more than 50 percent of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of the Purchaser’s proposed acquisition of GenTek. At any time before or after the Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the US federal antitrust laws by substantially lessening competition in any line of commerce affecting US consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of the Purchaser, GenTek, or any of their respective subsidiaries or affiliates or requiring other conduct relief. US state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While we believe that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, the Purchaser may not be obligated to consummate the Offer or the Merger.

Other Foreign Competition Law Filings.

GenTek’s products are also offered in a number of foreign countries. In connection with the purchase of the Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. We do not believe that GenTek, Purchaser and/or Parent will be required to make any such filings in foreign countries.

Industrial Site Recovery Act Compliance.

The proposed transaction will trigger the New Jersey Industrial Site Recovery Act (“ISRA”), which requires the New Jersey Department of Environmental Protection to approve the transfer of ownership or control of certain industrial establishments. The closing of the Merger is conditioned on the Company obtaining the requisite approvals required under ISRA.

Appraisal Rights.

No appraisal rights are available to holders of Shares in connection with the Offer. However, if Purchaser accepts and pays for the Shares and the Merger is consummated, holders of Shares who have not tendered their Shares in the Offer and have not voted in favor of the Merger (if a vote of stockholders is taken) will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment of in cash, the fair value of their Shares. If the Merger occurs, holders of Shares will be told how to demand appraisal of their Shares. Holders of Shares who perfect those rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment of expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the surviving corporation in the Merger. In addition, such dissenting holders of Shares would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses her, his or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Merger in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal by the date set forth in the appraisal notice to be delivered to the holders of the Shares as provided in the DGCL.

In determining the fair value of the Shares of dissenting stockholders, the court is required to take into account all relevant factors. Accordingly, the determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. The Weinberger Court also noted that, under Section 262, fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, “to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern,” to be included in the appraisal process. As a consequence, the fair value determined in any appraisal proceeding could be more or less than the consideration to be paid in the Offer and the Merger.

Parent may cause the Surviving Corporation to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each Dissenting Share is less than the price paid in the Offer and the Merger. In this regard, holders of Shares should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a merger are not opinions as to fair value under Section 262 of the DGCL.

The foregoing summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto and incorporated by reference herein.

ITEM 9.	MATERIAL TO BE FILED AS EXHIBITS.

The following Exhibits are filed herewith:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 29, 2009 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent on September 29, 2009).*
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Parent on September 29, 2009).*
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Parent on September 29, 2009).*
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Parent on September 29, 2009).*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Parent on September 29, 2009).*
(a)(1)(F)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (attached hereto as Annex I).*
(a)(1)(G)	Letter to Stockholders from William E. Redmond, Jr., President and Chief Executive Officer of GenTek.*
(a)(1)(H)	Opinion of Moelis & Company, dated September 24, 2009 (included as Annex II to this Schedule 14D-9).*
(a)(5)(A)	Form of Summary Advertisement as published on September 29, 2009 in The Wall Street Journal (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO filed by Parent on September 29, 2009).
(a)(5)(B)	Press Release issued by ASP GT Acquisition Corp. on September 29, 2009 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO filed by Parent on September 29, 2009).
(e)(1)	Agreement and Plan of Merger dated September 28, 2009 among GenTek, Parent and Purchaser (incorporated by reference to the Form 8-K/A filed by GenTek on September 28, 2009).
(e)(2)	Tender and Support Agreement, dated as of as of September 28, 2009, by and among certain stockholders, Parent and the Purchaser (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Parent on September 29, 2009).
(e)(3)	Employment Agreement, dated as of September 27, 2009, by and among GenTek Technologies Marketing, Inc., General Chemical Performance Products, LLC and William E. Redmond, Jr.
(e)(4)	Letter Agreement, dated as of September 27, 2009, between General Chemical Performance Products, LLC and Vincent J. Opalewski
Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder
Annex II	Opinion of Moelis & Company, dated September 24, 2009
Annex III	Text of Section 262 of the DGCL

*	Included in materials mailed to GenTek’s stockholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENTEK, INC.

By:	/s/ William E. Redmond, Jr.
William E. Redmond, Jr.
President and CEO

Dated: October 2, 2009

ANNEX I

GENTEK INC.
90 East Halsey Road
Parsippany, New Jersey 07054
(973) 515-0900

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

NO VOTE OR OTHER ACTION OF STOCKHOLDERS OF GENTEK INC. IS
REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES
ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO
GENTEK INC.

This Information Statement is being mailed to you on or about October 2, 2009 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (together with the accompanying Exhibits and Annexes, the “Statement”) of GenTek Inc., a Delaware corporation (“GenTek” or the “Company”) to the holders of record of GenTek Inc.’s shares of common stock, no par value (the “Common Stock”). This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. Capitalized terms used and not otherwise defined in this Information Statement shall have the meaning set forth in the Statement.

On September 28, 2009, GenTek entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ASP GT Holding Corp., a Delaware corporation (“Parent”) and ASP GT Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), pursuant to which Purchaser has commenced a tender offer to purchase all of the issued and outstanding shares of Common Stock (“Shares”), at a purchase price of $38.00 per share, net to seller in cash, without interest thereon and less any applicable withholding taxes (such price, or any such higher price per share as may be paid in the Offer, referred to herein as the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 29, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the Securities and Exchange Commission (the “Commission”) on September 29, 2009. According to the Offer to Purchase, the Offer will expire at 12:00 Midnight, New York City time, on October 27, 2009. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to a majority of seats on the Board of GenTek (the “Board”). The information set forth in this Information Statement supplements certain information set forth in the Statement. Information set forth in this Information Statement related to Parent, Purchaser or the Parent Designees (as defined below) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

The Offer is being made pursuant to the Merger Agreement and is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below), (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (the “HSR Condition”), and (iii) the receipt of any other required governmental approvals, the lapse of any waiting periods (or extensions thereof) and the making of any mandated filings, either unconditionally or on terms reasonably satisfactory to Parent (the “Governmental Approval Condition”). The Minimum Condition requires that the number of Shares that has been validly tendered and not properly withdrawn prior to the expiration of the Offer together with the number of Shares (if any) then owned of record by Parent or the Purchaser or with respect to which Parent or the Purchaser otherwise has, directly or indirectly, sole voting power, represents at least a majority of the Shares then outstanding (determined on a fully diluted basis) and no less than a majority of the voting power of the shares of capital stock of GenTek then outstanding (determined on a fully diluted basis) and entitled to vote in the election of directors or (if a greater majority) upon the adoption of the Merger Agreement and approval of the Merger.

The Merger Agreement also provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into GenTek (the “Merger”). After the effective time of the Merger (the “Effective Time”), GenTek will continue as the surviving company (the “Surviving Company”) and will be a wholly owned subsidiary of Parent. At the Effective Time, each Share outstanding immediately prior to the Effective Time (other than Shares held (i) in the treasury of GenTek or by GenTek’s subsidiaries, Parent or the Purchaser, which Shares shall be cancelled and shall cease to exist or (ii) by stockholders who exercise appraisal rights under the DGCL with respect to such Shares) will be cancelled and converted into the right to receive $38.00 or any greater per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes.

Consummation of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by the requisite vote of stockholders of GenTek, if required by Delaware law. Under Delaware law, the affirmative vote of a majority of the outstanding Shares is the only vote of any class or series of GenTek’s capital stock that would be necessary to adopt the Merger Agreement at any required meeting of GenTek’s stockholders. If the Purchaser accepts and purchases Shares in the Offer, the Purchaser will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of GenTek. In addition, Delaware law provides that if a corporation owns at least 90% of the outstanding shares of each class of stock of a subsidiary corporation entitled to vote on a merger, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the Board or the stockholders of such other corporation. Under the Merger Agreement, if, after the expiration of the Offer or the expiration of any subsequent offering period, the Purchaser owns at least 90% of the outstanding Shares, Parent and GenTek are required to take all necessary and appropriate action to cause the Merger to become effective, without a meeting of the holders of Shares, in accordance with the DGCL.

In connection with the Merger Agreement, Hawkeye Capital LLC, Richard A. Rubin, William E. Redmond Jr., Thomas Testa, Robert Novo, Vincent J. Opalewski and Douglas Grierson, (the “Principal Stockholders”) entered into a Tender and Support Agreement with Parent and the Purchaser.

Pursuant to the Tender and Support Agreement, each Principal Stockholder agrees, among other things (i) to tender all Shares they beneficially own in the Offer, (ii) to vote such shares (A) in favor of adopting the Merger Agreement and the transactions contemplated thereby and (B) against any proposal, action or contract that would reasonably be expected to result in (1) a breach of any covenant, representation, warranty or any other obligation or agreement of GenTek under the Merger Agreement, (2) certain of the conditions set forth in the Merger Agreement not being fulfilled or satisfied, (3) any action, agreement or transaction that would reasonably be expected to adversely affect the consummation of the transactions contemplated by the Merger Agreement, including the Offer, (4) any Acquisition Proposal or (5) any merger, acquisition, sale, consolidation, reorganization, recapitalization, extraordinary dividend, dissolution, liquidation, winding up of or by GenTek, or any other extraordinary transaction involving GenTek. Each Principal Stockholder also agrees not to (i) offer to transfer, transfer or consent to any transfer of any or all Shares they beneficially own without the prior written consent of Parent, (ii) enter into any contract with respect to any transfer of any such Shares or any interest therein, (iii) grant any proxy, power-of-attorney, right of first offer or refusal or other authorization or consent in or with respect to any such Shares, (iv) deposit any such Shares into a voting trust or enter into a voting agreement with respect to such Shares, (v) permit any liens to be created on any such Shares or (vi) take any other action that would make any representation or warranty of such Principal Stockholder contained in the Tender and Support Agreement incorrect in any material respect or restrict in any material respect the performance of such Principal Stockholder’s obligations thereunder or the transactions contemplated thereby.

With respect to any Principal Stockholder, the Tender and Support Agreement terminates upon the earliest of (i) the mutual written agreement of Parent and such Principal Stockholder, (ii) the Effective Time, (iii) the date of termination of the Merger Agreement and (iv) any withdrawal or modification of the Company Board Recommendation.

As of the date of this Statement and based on the information provided by the stockholders subject to the Tender and Support Agreement, the Shares owned by the stockholders subject to the Tender and Support Agreement represent approximately 11.5% of GenTek’s outstanding Shares or 12.7% on a fully diluted basis assuming the exercise by the individuals party to the Tender and Support Agreement of all of their “in the money” options and warrants to acquire Shares.

PURCHASER DESIGNEES TO THE BOARD

The Merger Agreement provides that, promptly upon the acceptance for payment such number of Shares validly tendered in the Offer that represents at least a majority of the then-outstanding Shares and from time to time thereafter, Purchaser will be entitled to designate up to such number of directors (the “Purchaser Designees”), rounded up to the next whole number, to the Board as will give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of Shares then outstanding, and the Company will take all actions necessary to, upon Purchaser’s request, cause Purchaser’s designees to be elected or appointed as directors of the Company, including, if necessary, increasing the size of the Board or seeking the resignations of incumbent directors. Notwithstanding the foregoing, until the effective time of the Merger, the Board will always have at least two directors who are not officers, directors, employees, or designees of Parent or Purchaser or any of their affiliates. As a result, Parent will have the ability to designate a majority of the Board following the consummation of the Offer.

Parent has informed the Company that it will choose the Purchaser Designees from the list of persons set forth in the following table. The following table, prepared from information furnished to the Company by Parent, sets forth, with respect to each individual who may be designated by Parent as a Purchaser Designee, the name, age of the individual as of October 2, 2009, present principal occupation and employment history during the past five years. Each individual set forth in the table below is a citizen of the United States. Parent has informed the Company that each such individual has consented to act as a director of the Company, if so appointed or elected. If necessary, Parent may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1 under the Exchange Act. Unless otherwise indicated below, the business address of each such person is c/o American Securities LLC, The Chrysler Center, 666 Third Avenue, New York, New York 10017.

None of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

		Citizen; Present Principal Occupation or Employment;
Name of Parent Designee	Age	Material Positions Held During the Past Five Years

Michael G. Fisch	47	Mr. Fisch has been President of American Securities LLC (“AS”) since its founding in 1994. Mr. Fisch is a managing member of AS and of the general partner of the associated American Securities Partners’ series of private equity funds. Mr. Fisch currently serves on the boards of numerous AS affiliated enterprises including the following portfolio companies: NEP, Inc., Oreck Corporation and Robertson Aviation, LLC. In addition, Mr. Fisch serves as a member of the investment committees of: (i) the Sterling American Property series of real estate funds; (ii) the ICV Partners series of private equity funds; (iii) the ACI Capital series of funds; and (iv) American Securities Opportunities Fund, L.P., a fund focusing on distressed debt investments. He also serves on the advisory board of Great Point Partners I, L.P.. In addition, Mr. Fisch serves as a Trustee or Board Member of the following organizations: (i) the Brick Presbyterian Church; (ii) the Princeton Theological Seminary; (iii) Human Rights Watch; and (iv) the Mount Sinai Department of Medicine.

		Citizen; Present Principal Occupation or Employment;
Name of Parent Designee	Age	Material Positions Held During the Past Five Years

David L. Horing	46	Mr. Horing is a managing director of AS and has been with AS since 1995. Mr. Horing currently serves on the board of directors of the following portfolio companies owned by funds managed by AS: NEP, Inc., Oreck Corporation, Weasler Engineering, Inc., Healthy Directions, LLC, Liberty Tire Recycling, LLC and NEP, Inc.
Matthew F. LeBaron	38	Mr. LeBaron is a Managing Director of AS and has been with AS since 1999. Mr. LeBaron currently serves on the board of directors of the following portfolio companies owned by funds managed by AS: Lakeside Energy LLC, United Central Industrial Supply Company, LLC., Oreck Corporation, Delphi Midstream Partners, LLC, Liberty Tire Recycling, LLC and Fibermark Holdings, LLC.
Scott M. Wolff	32	Mr. Wolff is a Vice President of AS and originally joined AS in 2002. From 2004 to 2006, Mr. Wolff attended the Wharton School at the University of Pennsylvania where he received his MBA. Mr. Wolff currently serves on the board of directors of the following portfolio companies owned by funds managed by AS: MECS, Inc., Lakeside Energy LLC, ASP Westward, LP and Delphi Midstream Partners, LLC.

It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of a majority of outstanding Shares pursuant to the Offer, which purchase cannot be earlier than October 28, 2009, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board.

CERTAIN INFORMATION CONCERNING GENTEK

As of September 24, 2009, there were 10,196,370 shares of Common Stock issued and outstanding. Each share of Common Stock is entitled to one (1) vote on all matters that may properly come before a meeting of stockholders of GenTek. The Company’s Bylaws require directors to be elected by the majority of the votes cast with respect to such director in uncontested elections (number of shares voted “for” a director must exceed the number of votes cast “against” that director).

CURRENT BOARD OF DIRECTORS OF GENTEK

The Board currently has a single class of directors, each of whom is subject to annual election by the stockholders.

The present members of the Board are Henry L. Druker, Kathleen R. Flaherty, John G. Johnson, Jr., John F. McGovern, William E. Redmond, Jr., and Richard A. Rubin.

The following are brief biographies of each current member of the Board.

Henry L. Druker, age 55, is the Founder and Managing Principal of Druker Capital, LLC, an investment firm that he founded in 2005. Previously, Mr. Druker was a Principal of Questor Management Company from 1995 through 2004, where he specialized in investing in turnaround and special situation companies. Prior to Questor, Mr. Druker was a Principal of the turnaround advisory firm Alix Partners, a predecessor to and an associated company of Questor. He was also previously a Partner of the merchant bank, Gordon Capital, Managing Director and head of the leveraged buyout group at L.F. Rothschild, Inc. and an associate in corporate finance at Goldman Sachs & Co.

Kathleen R. Flaherty, age 57, retired as the Chief Marketing Officer at AT&T on December 31, 2005, a position she had held since June 2004. She currently serves as a Director of Inmarsat, plc., a global mobile satellite services company, where she also serves as a member of the Compensation Committee. Ms. Flaherty was previously President and Chief Operating Officer of Winstar International from 1999 through 2001. From 1997 through 1998, Ms. Flaherty was the Senior Vice President, Global Product Architecture for MCI Communications, Inc. Ms. Flaherty, is a member of the McCormick Advisory Board, Northwestern University, and its executive committee.

John G. Johnson, Jr., age 68, since April 2007, has served, and from 1999 through 2001, Mr. Johnson served, as Chief Executive Officer and a Director of Foamex International Inc., which filed for Chapter 11 bankruptcy protection on February 18, 2009. Since August 2007, Mr. Johnson has also served as President of Foamex. Mr. Johnson spent five years with Safety-Kleen Corporation where he served as President and Chief Executive Officer from 1995 to 1997 and President and Chief Operating Officer from 1993 to 1994 and a Director from 1993 to 1997. Prior to 1992, Mr. Johnson spent 34 years with ARCO where he was a Director and President of ARCO Chemicals America from 1987 to 1992. Mr. Johnson is a member of the Board of Trustees of Drexel University.

John F. McGovern, age 62, is Founder and a Partner of Aurora Capital LLC since 1999. Prior to joining Aurora Capital, Mr. McGovern worked for Georgia-Pacific Corporation from 1981 to 1999 serving in many different positions, most recently as Executive Vice President, Finance and Chief Financial Officer from 1994 to 1999. Mr. McGovern is a member of the Board of Collective Brands, Inc. (formerly Payless ShoeSource, Inc.), and Neenah Paper, Inc. In the case of Collective Brands, Inc. and Neenah Paper, Inc., Mr. McGovern is the Chairman of the Audit Committee and the Lead Director, respectively. From 1995 through October 2005, Mr. McGovern served as a Trustee and as Treasurer for the Board of Trustees of Morehouse School of Medicine, where he also served as Chairman of the Audit and Finance Committees. Mr. McGovern was formerly a director of ChanneLinx, Inc., where he also served as temporary Chief Executive Officer. ChanneLinx, Inc. filed for Chapter 11 protection in 2003, approximately one year after Mr. McGovern left the Company. Mr. McGovern also served as a member of the Board of Maxim Crane Works Holdings, Inc. from January 2005 through June 2008.

William E. Redmond, Jr., age 49, has served as President and Chief Executive Officer of the Company since May 2005 and a Director of the Company since November 2003. In December, 2008, Mr. Redmond became President and Chief Executive Officer of GT Technologies, Inc., one of the Company’s wholly- owned subsidiaries. In March, 2009, Mr. Redmond was elected a Director of Mark IV Industries, Inc., a privately held diversified manufacturing company. Since June 2007, Mr. Redmond has served as a member of the Board of Eddie Bauer Holdings, Inc. where he is also a member of the Audit Committee and Chairman of the Restructuring Committee. From 2005 until June 2007, Mr. Redmond served as Chairman and a Director of Maxim Crane Works Holdings, Inc., and Chairman and a Director of Citation Corporation. Mr. Redmond previously served as President and Chief Executive Officer from December 1996 to February 2003 and as Chairman of the Board from January 1999 to February 2003 of Garden Way, Inc., a manufacturer of outdoor garden and power equipment.

Richard A. Rubin, age 45, is the Founder and Managing Member of Hawkeye Capital Management LLC, a provider of investment managing services, since November 1999. From August 2007 through June 2008, Mr. Rubin has served as a member of the Board of Director of Maxim Crane Works Holdings, Inc. Mr. Rubin served as a Director of Arch Wireless Inc., a wireless communications company from May 2003 through November 2004. From October 1989 to June 1996, Mr. Rubin was employed by Icahn & Co., Inc. Mr. Rubin is a certified public accountant and worked for Arthur Andersen LLP in its Audit and Corporate Finance Departments in New York from June 1986 through September 1989.

Meetings and Committees of the Board

With the exception of Mr. Rubin, each of GenTek’s current directors was initially appointed to the Board pursuant to the plan of reorganization under Chapter 11 of the Bankruptcy Code, effective as of November 10, 2003. Directors John G. Johnson, Jr., Henry L. Druker, Kathleen R. Flaherty, John F. McGovern, William E. Redmond, Jr., and Mr. Richard A. Rubin were re-elected at the 2009 Annual Meeting of the stockholders. All of GenTek’s directors, other than Mr. Redmond, GenTek’s President and Chief Executive Officer, are “independent” under the NASDAQ Marketplace Rules.

During the year ended December 31, 2008, the Board held a total of five meetings, either in person or by telephone conference call. No director attended fewer than 75 percent of all meetings of the Board and the committees on which such director served that were held while such director was serving on the Board. The Board holds an executive session of independent directors at the end of each regularly scheduled meeting of the Board and as otherwise needed. At such meetings, members of management, including Mr. Redmond, GenTek’s President and Chief Executive Officer, are not present. Mr. Johnson, the Chairman of the Board, presides over these executive sessions.

Until March 2009, the Board had three standing committees: (i) the Audit Committee, (ii) the Compensation Committee, and (iii) the Corporate Governance and Nominating Committee. In March 2009, the Board elected to eliminate the Corporate Governance and Nominating Committee, with those duties to be discharged in the future by all Independent Directors.

During 2008, the Audit Committee met four times, the Compensation Committee met four times, and the Corporate Governance and Nominating Committee met one time.

Audit Committee.  The Audit Committee of the Board consists of Messrs. McGovern, Druker, and Rubin with Mr. McGovern serving as Chairman. The Board has determined that all of the members of the Audit Committee are “independent,” as determined under the currently effective rules of NASDAQ. The Board has determined that each member of the Audit Committee has the ability to read and understand fundamental financial statements. The Board has determined that Mr. McGovern qualifies as an “Audit Committee Financial Expert” as defined by the rules of the SEC. In 2007, the Audit Committee and the Board approved revisions to the Audit Committee’s charter. A copy of the Audit Committee’s written charter can be found in the “Investing” section of the Company’s website at www.gentek-global.com. A copy of the Audit Committee’s charter is also available in print to stockholders upon request, addressed to the Corporate Secretary at 90 East Halsey Road, Parsippany, New Jersey 07054.

The primary duties and responsibilities of the Audit Committee, among others, are to assist the full Board in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting, internal control and legal compliance functions of the Company. The Audit Committee’s charter sets forth its mandate, membership requirements, obligations and duties in greater detail.

Compensation Committee.  The Compensation Committee consists of Ms. Flaherty and Mr. Druker, with Ms. Flaherty serving as Chairperson. The Compensation Committee is responsible for the review and recommendation of compensation arrangements for directors and officers and for the administration of certain benefit and compensation plans of GenTek and its subsidiaries. In 2007, the Compensation Committee and the Board approved revisions to the Compensation Committee’s charter. The Compensation Committee charter contains the Compensation Committee’s purpose, membership requirements and duties and responsibilities and can be found in the “Investing” section of the Company’s website at www.gentek-global.com. A copy of the Compensation Committee’s charter is also available in print to stockholders upon request, addressed to the Corporate Secretary at 90 East Halsey Road, Parsippany, New Jersey 07054. The Board has determined that each member of the Compensation Committee is “independent” within the meaning of the currently effective rules of NASDAQ.

Corporate Governance and Nominating Committee.  In 2008, the members of the Corporate Governance and Nominating Committee were Ms. Flaherty and Messrs. Johnson and McGovern, with Mr. Johnson serving as Chairman. The Board determined that each of the members of the Corporate Governance and Nominating Committee is an “independent” director within the meaning of the currently effective rules of NASDAQ. The functions of the Corporate Governance and Nominating Committee included the following:

•	identifying and recommending to the Board individuals qualified to serve as directors of the Company;

•	recommending to the Board individual directors to serve on committees of the board;

•	advising the Board with respect to matters of board compensation and procedures;

•	developing and recommending to the Board a set of corporate governance principles applicable to the Company and overseeing corporate governance matters generally; and

•	overseeing the annual evaluation of the Board and the Company’s management.

The Corporate Governance and Nominating Committee has been governed by a written charter. In March 2009, the Board elected to eliminate the Corporate Governance and Nominating Committee, with those duties to be discharged in the future by all Independent Directors.

Corporate Governance

Overview.  GenTek emphasizes the importance of professional business conduct and ethics through its corporate governance initiatives. The Board has implemented numerous corporate governance enhancements to further strengthen the Board of Director’s capacity to oversee the Company and to serve the long-term interests of all stockholders. For example, at the Company’s 2006 Annual Meeting, on the recommendation of the Board, the stockholders approved an amendment to the Company’s Bylaws to change the vote standard for the election of directors from a plurality to a majority of votes cast in uncontested elections. The Company’s Code of Business Conduct and Ethics, committee charters and other documents setting forth the Company’s corporate governance practices can be accessed in the “Investing” section of the Company’s website at www.gentek-global.com or by writing to the Company at GenTek Inc., 90 East Halsey Road, Parsippany, New Jersey 07054, Attention: Robert Novo, Corporate Secretary.

Communicating with the Board.  Stockholders may send communications to the Company’s Board of Directors by writing to the Board at: GenTek Inc., 90 East Halsey Road, Parsippany, New Jersey 07054, Attention: Robert Novo, Corporate Secretary. Communications should be addressed to the Board or any individual director or group of directors, as applicable, by either name or title. All communications will be opened by the Corporate Secretary for the sole purpose of determining whether the contents of the communication represent a message to the Company’s directors. Any communication not in the nature of advertising, promotions of a product or service or patently offensive material will be promptly forwarded to the intended recipient or recipients.

Code of Business Conduct and Ethics.  The Board has adopted a Code of Business Conduct and Ethics that complies with the SEC’s definition of a “code of ethics” and applies to all employees, directors and officers, including the Company’s principal executive officer, principal financial officer and principal accounting officer. The purpose of the Code of Business Conduct and Ethics is to promote, among other things, honest and ethical conduct, full, fair, accurate, timely and understandable disclosure in public communications and reports and documents that the Company files with, or submits to, the SEC, compliance with applicable governmental laws, rules and regulations, accountability for adherence to the code and the reporting of violations thereof. The Code of Business Conduct and Ethics is available in the “Investing” section of the Company’s website at www.gentek-global.com, or by writing the Company at GenTek Inc., 90 East Halsey Road, Parsippany, New Jersey 07054, Attention: Robert Novo, Corporate Secretary. The Company intends to disclose any amendment to the Code or any waiver of the Code for executive officers or directors in the “Investing” section of the Company’s website.

Related Party Transaction Policy.  The Board and Management of the Company make it a priority to operate the Company in the best interests of the stockholders. The Board and Management also recognize that related party transactions present a heightened risk of conflict of interest and/or improper valuations of such transactions (or the perception thereof). Consequently, the Board has adopted a policy regarding related party transactions. Such transactions, as defined in the policy, are subject to approval or ratification by the Audit Committee of the Board in accordance with the procedures set forth therein. This policy is available on the Company’s website under the “Corporate Governance” section.

Director Independence

The Board presently consists of six members, including William E. Redmond, Jr., who is the President and Chief Executive Officer of the Company. On an annual basis, each director and executive officer provides information to the Company pursuant to a Director and Officer Questionnaire. This Questionnaire is intended to elicit, among other things, any transactions with the Company in which a director or executive officer, or any member of his or her immediate family, has a direct or indirect material interest. Based on the information provided by these questionnaires, the Board has determined that, with the exception of Mr. Redmond, all of the directors qualify as independent under the applicable corporate governance rules and listing standards of the NASDAQ (the “Independent Directors”). Such information also indicates that none of the current directors has a material relationship (other than being a director and/or shareholder of the Company) with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company), including any relationship prohibited by the NASDAQ Marketplace Rules. Mr. Redmond is not independent because of his service as an executive officer of the Company and not due to any other related party transactions or conflict of interest relationships.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Objectives

The compensation of all named executive officers (NEOs) and all other executive officers is primarily performance-based. The Compensation Committee believes that variable compensation paid to executive officers should be aligned with the performance of the Company on both a short-term and long-term basis, linked to specific, measurable results intended to create value for stockholders, and that such compensation should assist the Company in attracting and retaining key executives critical to its long-term success. Unless otherwise noted, the references to GenTek’s executive officers includes NEOs.

In establishing compensation for executive officers, the following are the Compensation Committee’s objectives:

•	Attract and retain individuals of superior ability and managerial talent;

•	Ensure executive officer compensation is aligned with the Company’s corporate strategies, business objectives and the long-term interests of the Company’s stockholders; and

•	Provide incentives for executive officers to achieve key strategic and financial performance measures by linking incentive award opportunities to the achievement of performance goals in these areas thereby increasing the Company’s stock price and maximizing stockholder value.

The Company believes compensation should be structured to ensure that a significant portion of compensation opportunity will be variable and directly related to Company performance that directly influences stockholder value. Accordingly, the Company sets goals designed to link each executive officer’s compensation to the Company’s performance. Consistent with GenTek’s performance-based philosophy, the Company provides a base salary to each of GenTek’s executive officers as well as a significant incentive based compensation component. For the Company’s executive management team the Company reserves the largest potential compensation awards for performance and incentive-based programs. Those programs include annual cash and long-term equity awards based on the financial performance of the Company, as well as appropriate consideration of the total direct compensation received by executive officers performing similar job functions at companies in a broad-based Comparator Group (as defined below). The Compensation Committee allocates total compensation between cash incentives and equity compensation based on reviewing and considering aggregated survey data from the broad-based Comparator Group, discussed below, while considering the balance between providing short-term incentives and long-term value creation to align the interests of management with the interests of stockholders. The balance between equity and cash compensation among executive officers is evaluated annually using the above criteria.

To tie compensation to performance, there is no minimum award of compensation required by either the Company’s performance-based short-term cash compensation program or the Company’s long-term equity compensation program, except in the case of the CEO, who is entitled to receive an annual equity grant with a value that is equal to at least 125% of his annual base salary under the terms of his employment agreement.

Determination of Compensation

In determining the level of compensation provided to GenTek’s executive officers, the Compensation Committee assesses the Company’s overall performance and GenTek’s competitiveness relative to the broad-based Comparator Group.

The Compensation Committee is provided with the primary authority to review and determine the compensation awards available to the Company’s executive officers. Consistent with prior years, an independent compensation consultant was retained by the Compensation Committee to assist it in the determination of the key elements of the Company’s compensation programs. The compensation consultant engaged by the Compensation Committee is an employee of Towers Perrin, an independent, nationally recognized, consulting firm specializing in compensation matters.

The compensation consultant provided advice to the Compensation Committee with respect to competitive practices and the amounts and nature of compensation paid to executive officers at the companies comprising the broad-based Comparator Group. The compensation consultant also advised on, among other things, structuring the Company’s various compensation programs and determining the appropriate levels of salary, bonus and other awards payable to the Company’s executive officers. Based upon the compensation consultant’s recommendations, the Company’s executive compensation package consists of a fixed base salary and variable cash and stock-based incentive awards, with a significant portion of compensation weighted towards the variable components to ensure that total compensation reflects the overall success of the Company and to motivate executive officers to meet appropriate performance measures, thereby maximizing total return to stockholders.

To aid the Compensation Committee in making its determination, the CEO reviews the compensation of all executive officers and provides recommendations annually to the Compensation Committee regarding the compensation of such officers. GenTek’s CEO reports directly to the Board. Other than GenTek’s CEO and Mr. Reichl, GenTek’s named executive officers report directly to the CEO. Each such named executive officer participates in an annual performance review with the CEO to provide input about the executive officer’s contributions to the Company’s success for the period being assessed. The Compensation Committee then reviews the recommendations of the CEO and the performance of the CEO’s direct reports. The Compensation Committee uses the information provided by the CEO and the performance against objectives to determine base salaries and the appropriate amounts of variable cash and stock-based incentive compensation based on the information and factors discussed above. A similar process is followed for Mr. Reichl who reports directly to VP/GM of General Chemical, Mr. Opalewski. Mr. Opalewski makes a recommendation to the CEO who uses the information provided by him to determine Mr. Reichl’s base salary and appropriate amounts of variable cash and stock based incentive compensation consistent with the information and factors discussed above.

Competitive Compensation and the Broad-Based Comparator Group

The Company targets base salary and annual incentive targets to fall within a range between the median and the 75th percentile of executive officers with similar compensation elements performing similar job functions at companies in the broad-based Comparator Group of companies that consists of general manufacturing and chemical companies. This approach minimizes the effects of changes to the group due to changes in database participation or mergers/acquisitions; lessens the impact a single entity can have on the overall data; provides more consistent results; and better reflects the market in which the Company competes for executive talent.

To determine the appropriate level of compensation, the Company’s independent compensation consultant annually reviews compensation surveys of that broad-based Comparator Group. GenTek’s annual review indicates that we are providing short-term annual cash and long-term equity compensation that generally falls between the median and 75th percentile of similar compensation elements of total compensation for executive officers at companies in the broad-based Comparator Group performing similar functions as the NEOs. The Company believes the design of base and incentive compensation appropriately provides market compensation to the Company’s executive officers. Overall, GenTek’s independent compensation consultant determined that GenTek’s compensation programs, as structured, are at market relative to the broad-based Comparator Group.

In 2008, GenTek’s compensation consultant utilized three compensation surveys (2007 Mercer Executive Database, 2007 Towers Perrin Executive Compensation Database and 2007/2008 Watson Wyatt Top Management Compensation Report) to develop GenTek’s broad-based comparator group. The broad-based comparator group was comprised of all manufacturing and chemical companies, as classified by each of surveys previously noted.

GenTek’s compensation consultant created aggregated pooled data from these surveys and created an analysis that adjusted the compensation numbers for the Comparator Group to reflect the size of the Company so that the Compensation Committee could compare the compensation awarded to GenTek’s executive officers to the aggregate pooled data reviewed by the Compensation Committee. The compensation consultant’s analysis provided total compensation information based on position and responsibilities. Although the Compensation Committee reviews and considers the aggregated survey data for purposes of developing a baseline understanding of types of compensation, including compensation levels and elements derived from this supplementary pooled data, the Compensation Committee does not see the identity of any of the surveyed companies and the aggregated data was reviewed only to ensure that GenTek’s compensation levels and elements are consistent with market standards.

The following link provides a listing of all the companies, including the subset of manufacturing and chemical companies used, that participated in each of the three surveys: http://www.gentek-global.com/proxy/surveyparticipants.pdf

The Compensation Committee intends to continue using similar reports from its compensation consultant to assist the Compensation Committee with analyzing the Company’s executive compensation policies and practices.

Base Compensation

The Company provides its key executives with a base salary that falls between the median and the 75th percentile of the base salaries paid to similarly situated executives at companies in the Comparator Group. In setting base salaries for the Company’s key executives, the Compensation Committee reviewed the compensation consultant’s analyses of the pooled data derived from the compensation surveys using the broad-based Comparator Group as discussed above. While base salaries are not considered by the IRS to constitute performance-based compensation, in addition to market positioning, each year the Company determines base salary increases for direct reports to the CEO based upon their performance as assessed by the CEO and reviewed and approved by the Compensation Committee, and for the CEO, as assessed by the Compensation Committee and approved by the Board. Effective May 1, 2008, the Company implemented base salary merit increases for certain employees, including some NEOs. Mr. Testa’s base salary increased 2.0% from $309,000 to $315,200; Mr. Novo’s base salary increased 3.0% from $285,000 to $293,600; Mr. Opalewski’s base salary increased 6.5% from $263,000 to $280,000; and Mr. Reichl’s base salary increased 4.3% from $222,000 to $231,500. The percentages increases in each NEO’s salary were determined based upon the Company’s compensation objectives of attracting and retaining the key executives, and the increases were implemented to maintain the salary level for each key executive within the median to 75th percentile of the range of salaries of similarly situated executives of companies within the Comparator Group. Mr. Redmond did not receive a base salary increase in 2008 in lieu of an adjustment to his 2008 bonus target from 75% to 80% of base salary.

Performance-Based Short-Term Incentive Compensation

Performance Goals

The Company structures its compensation programs to reward executive officers based on the Company’s performance and the individual executive’s contribution to that performance. This allows executive officers to receive cash bonus compensation in the event certain specified operating measures are achieved. In determining the short term incentive compensation awarded to each executive officer based on performance, the Company evaluates the Company’s and the executive’s performance and contribution in the achievement of performance targets. Performance targets are established at levels that are moderately difficult and require enhanced focus, effort and diligence to achieve.

The annual short-term incentive program consists of bonuses paid in cash. The general criteria for evaluating the performance of the Company and executive officers includes an internally developed EBITDA metric (50%) and Free Cash Flow metric (50%). These EBITDA and Free Cash Flow metrics, which are not reported in the Company’s audited financial statements, are calculated as follows:

•	EBITDA: Net Income/(loss) is adjusted by adding back: net interest expense, income tax expense, depreciation & amortization, restructuring and impairment charges, (gains)/losses on disposition of long-term assets, (income)/loss from discontinued operations, and certain other items that we believe are likely to be one-time/non-recurring items. It should be noted that the one-time items used to adjust EBITDA for compensation measurement may differ from those used in adjusted EBITDA measurements included in other public disclosures.

•	Free Cash Flow: EBITDA minus: capital expenditures (measured on an accrual basis), increase/(decrease) in operating working capital (measured as accounts receivable plus inventory minus accounts payable), cash tax payments, cash payments for pension and retiree medical, net cash interest and principal payments, cash restructuring payments, and cash paid against environmental liabilities plus certain asset sale proceeds which the Compensation Committee in its discretion deems appropriate.

Bonus targets in 2008 for all NEOs other than Mr. Redmond and Mr. Reichl were 60% of base salary. Mr. Reichl’s bonus target in 2008 was 50% of base salary. In lieu of his receiving a base salary adjustment and consistent with the Compensation Committee’s philosophy of pay for performance, Mr. Redmond’s 2008 bonus target was increased from 75% to 80% of base salary in 2008. This revised bonus target was supported by market data as supplied by the Company’s compensation consultant.

With respect to the EBITDA and Free Cash Flow targets, (i) the amounts payable under the Company’s short-term incentive program for executive officers at the corporate level, including all NEOs other than Mr. Opalewski and Mr. Reichl, are based upon the overall Company’s actual performance measured against such targets, and (ii) the amounts payable under the Company’s short-term incentive program for executive officers at the operating company level, including Mr. Opalewski and Mr. Reichl, are generally based upon the specific business’ actual performance measured against such targets. Mr. Opalewski (Vice President and General Manager, General Chemical) and Mr. Reichl (Vice President Sales and Marketing, General Chemical) are the only NEOs whose short-term incentive bonus was based upon the achievement of operating company level targets.

The following chart sets forth the performance criteria and their relative weights in determining the amounts of actual annual short-term cash incentives. The actual amounts that may be paid at threshold, target and maximum performance are set forth in the Grant of Plan-Based Awards during 2008 table below.

		Threshold	Maximum Payment
Performance Criteria	Relative Weight	Performance Level	Performance Level

EBITDA	50%	75% with 90% achievement of objective	175% with 125% achievement of objective
Free Cash Flow	50%	75% with 90% achievement of objective	175% with 125% achievement of objective

In 2008, the Company wide EBITDA and Free Cash Flow targets were $85.8 million and $(11.6) million, respectively. In 2008, the EBITDA and Free Cash Flow targets for the Performance Chemicals segment were $74.4 million and $19.8 million, respectively.

The short-term incentive program is designed to encourage “over achievement” of business objectives. Payout of annual cash bonuses requires a minimum threshold achievement level of 90% of business objectives whereby the payout is 75% of target bonus. Payout accelerates 2.5% for each increment of achievement between 91% and 99.9% of business objectives and then remains linear to 107.5% achievement. Payout accelerates 2% for every increment of over achievement greater than 107.6% to 115% of over achievement of business objectives. At 115.1% over achievement of business objectives, the payout accelerates 3% for every increment of overachievement to a maximum payout of 175% of target bonus. The Compensation Committee may, at its sole discretion, make exceptions to this threshold and grant payments based upon business circumstances. The Compensation Committee determined that the Company’s and the Performance Chemicals segment’s performance against their EBITDA objectives were 101% and 175%, respectively, and their Free Cash Flow objectives were 175% and 175%, respectively.

The Compensation Committee believes that the performance based short-term incentive compensation awarded by the Company provides incentives necessary to retain executives and reward them for short-term Company performance. The Compensation Committee believes that bonuses paid for 2008 performance is consistent with this philosophy and acknowledges individual efforts, contributions and achievement to the Company’s performance in 2008. The final bonus amounts awarded to each of the NEOs with respect to the 2008 performance year are shown in the Summary Compensation Table.

Discretionary Long-Term Equity Incentive Awards

As discussed above, the Company believes, based on its performance based approach to compensation, that equity ownership in the Company is important to retain executives and to tie the ultimate level of an executive officer’s compensation to the performance of the Company’s stock and stockholder gains, while creating an incentive for sustained Company growth. To meet these objectives, the Company’s executive officers, along with certain other key executives, are eligible to receive stock option or restricted stock grants under the Company’s Amended and Restated 2003 Management and Directors’ Long Term Incentive Plan (“LTIP”).

LTIP awards are comprised of stock options and restricted stock, including performance contingent restricted stock. The value of an LTIP award to each key executive is determined and approved by the Compensation Committee based upon several factors, including the key executive’s past performance, performance of the Company, incenting future performance, and market survey data to determine the appropriate annual grant levels in relation to executives performing similar job functions at companies in the broad-based Comparator Group. LTIP awards have historically been determined and awarded in May of each year.

Stock options and restricted stock, other than performance contingent restricted stock, are subject to a three-year vesting schedule in order to provide an incentive for continued employment and performance. The 2008 awards of performance contingent restricted stock vest, if at all, in three approximately equal tranches upon the achievement by the Company (as determined by the Compensation Committee) of certain pre-determined performance metrics. In 2008, the Compensation Committee determined that the Performance Chemicals Group had achieved performance metrics consisting of EBITDA of $77 and $82 million respectively for the trailing twelve month period, and as a result, the second and third tranches of the 2007 performance contingent restricted stock award for all of the Performance Chemicals Group executives, including Mr. Opalewski and Mr. Reichl, vested. No other NEOs vested in performance contingent restricted stock in 2008.

Stock options expire ten years from the date of the grant. These restrictions provide a reasonable time frame in which to align the executive officer’s interests with the price appreciation of the Company’s shares. The exercise price of stock options granted under the LTIP is 100% of the closing price of the underlying stock on the date of grant.

Please refer to the Grant of Plan-Based Awards during 2008 table on page I-16 for specific information concerning LTIP awards granted to all NEOs during 2008.

Defined Benefit Pension Plans

On April 1, 2004, the Company froze the accumulation of benefits under the General Chemical Corporation Salaried Employee’s Pension Plan (the “GCC Pension Plan”). Messrs. Novo, Opalewski, Reichl and Testa are the only NEOs with accrued benefits under the GCC Pension Plan. The benefits under the GCC Pension Plan are now determined by a participant’s frozen credited years of service and frozen credited compensation. The formula under the GCC Pension Plan for determining benefits at normal retirement age (age 65) is generally the greater of (a) the sum of (i) 1.1% of monthly frozen credited compensation multiplied by frozen credited years of service, and (ii) 0.4% of monthly frozen credited compensation in excess of the social securities earnings limit multiplied by frozen credited years of service, and (b) 2.0% of monthly frozen credited compensation multiplied by frozen credited years of service (not in excess of 25), minus 64% of the primary social security benefit.

Employment Agreements

None of the executive officers other than Mr. Redmond have employment agreements with the Company.

Employment Agreement with Mr. Redmond

The Company is party to an employment agreement with Mr. Redmond, its President and Chief Executive Officer. Pursuant to this agreement, dated May 23, 2005 and as amended December 29, 2008, Mr. Redmond serves on an “at-will” basis. Mr. Redmond’s annual base salary is subject to annual review and adjustment by the Compensation Committee. Mr. Redmond is also eligible for an annual bonus, targeted at 80% (changed in 2008) of his base salary with an actual award range of zero to 200%, to be based upon accomplishment of predetermined goals and objectives, as set and agreed upon by the Compensation Committee. Mr. Redmond is also entitled to receive annual grants under the LTIP equal to a value that is 125% of his base salary consisting of grants of restricted shares of the Company’s Common Stock and stock options to purchase shares of the Company’s Common Stock. In addition, the Agreement entitles Mr. Redmond to participate in all other welfare benefit plans maintained by the Company including 401(k), life, medical, dental, disability and other.

The Agreement provides for certain severance payments and benefits to Mr. Redmond in the event of certain terminations of employment and in the event of certain terminations of employment in connection with a change of control, as fully described below under the section titled “Executive Benefits and Payment Upon Termination.”

Severance and Change of Control Arrangements

The Company provides NEOs with severance payments upon their termination of employment under certain circumstances, including in connection with a change of control or business sale. Such circumstances are fully described under the section titled “Executive Benefits and Payments Upon Termination”. The Company believes that providing NEOs with severance payments upon certain terminations of employment permits the Company to remain competitive with the companies comprising the Comparator Group, and is therefore essential to its objective of attracting and retaining NEOs of superior ability and managerial talent.

In May 2008, the Compensation Committee adopted the Executive Severance Plan upon the termination of the Company’s previously adopted Key Employee Retention Plan. Prior to approving the new Executive Severance plan, the Compensation Committee consulted with GenTek’s compensation consultant and decided to adopt the new plan, the terms of which the Compensation Committee believes are consistent with the prevailing market practice for providing severance benefits to executive officers.

Other Elements of Compensation and Perquisites

Medical Insurance.  The Company provides to each NEO and the NEO’s spouse and children, such health and dental insurance as the Company may from time to time make available to its other employees. In addition to the Company’s medical coverage, Mr. Redmond is also entitled to receive reimbursement of up to $5,000 per calendar year for out of plan expenses.

Life, Disability and Travel Insurance.  The Company provides each executive officer such disability, life and/or business travel and accident insurance as the Company in its sole discretion makes available to its other employees.

Automobile Allowance and Travel Reimbursement.  The Company provides Messrs. Testa Opalewski, and Reichl with an automobile allowance.

Policies with Respect to Equity Compensation Awards

The Company evaluates the allocation of equity awards to executive officers among stock option grants and restricted stock grants under the Company’s LTIP by reference to the broad-based Comparator Group discussed above. The Company grants all equity incentive awards based on the closing price as of the date of grant or the date immediately preceding the date of grant. The exercise price for stock option grants and similar awards is determined by looking at the quoted closing price on the NASDAQ Stock Market on the date of grant or the date immediately preceding the date of grant. In addition to the annual equity grants described above, the Company may also make grants of equity incentive awards at the discretion of the Compensation Committee or the Board.

Summary Compensation Table for 2008

							Change in
							Pension
							Value and
							Nonqualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Name and Principal Position	Year	($)	($)(1)	($)(2)	($)(3)	($)(4)	($)(5)	($)(6)	($)

William E. Redmond, Jr.	2008	665,000	—	565,338	214,311	730,000	—	8,678	2,183,327
President, Chief Executive	2007	653,333	—	971,973	217,956	656,000	—	8,380	2,507,642
Officer and Director	2006	620,000	177,400	310,133	181,042	642,600	—	7,999	1,939,174

Thomas B. Testa	2008	313,133	9,000	200,532	64,302	261,000	6,934	21,423	876,324
Vice President and	2007	306,000	11,000	300,807	50,555	229,000	(11,184)	22,661	908,839
Chief Financial Officer	2006	268,534	28,500	97,976	51,855	331,049	10,374	21,091	809,379

Robert D. Novo	2008	290,733	12,000	154,578	52,068	243,000	603	9,865	762,847
Vice President of Human	2007	282,667	8,000	236,210	44,469	225,000	(493)	9,642	805,495
Resources and Environmental Health And Safety	2006	275,333	15,200	122,883	46,072	214,800	691	9,205	684,184

Vincent J. Opalewski	2008	274,333	26,000	413,462	50,394	294,000	6,208	15,354	1,079,751
Vice President and General	2007	258,667	73,000	184,498	32,325	227,000	(11,550)	15,326	779,266
Manager — General Chemical	2006	229,424	42,600	39,659	31,212	205,039	9,961	16,913	574,808

Frank Reichl	2008	228,333	—	159,162	21,820	200,000	17,615	21,440	648,370
Vice President Sales and	2007	219,667	16,810	87,059	21,359	143,190	(10,596)	21,415	498,904
Marketing — General Chemical	2006	215,000	—	31,222	28,847	119,549	18,460	21,156	434,234

(1)	The amounts in this column represent discretionary cash bonuses that were awarded in the sole discretion of the Compensation Committee reflecting the Compensation Committee’s subjective determination of each NEO’s individual effort, contribution and achievement toward the Company’s performance.

(2)	This column represents the dollar amount recognized by the Company for financial statement reporting purposes of the fair value of restricted stock granted in 2008 and prior years under the Company’s Amended and Restated 2003 Management and Directors’ Long Term Incentive Plan in accordance with FAS 123R, assuming no forfeitures. For restricted stock, fair value is calculated using the closing price of Company stock on the date of grant. For additional information, including any information regarding the assumptions made in the valuation of the awards, refer to note 12 of the Company financial statements in the Form 10-K for the fiscal year ended December 31, 2008, as filed with the SEC. The amounts set forth in this column reflect the Company’s accounting expense for these awards and do not correspond to the actual value that may be realized by the named executive officer receiving the award. See the Grants of Plan-Based Awards Table for additional information on awards granted in 2008.

(3)	This column represents the dollar amount recognized by the Company for financial statement reporting purposes of the fair value of stock options granted in 2008 and prior years under the Company’s Amended and Restated 2003 Management and Directors’ Long Term Incentive Plan in accordance with FAS 123R, assuming no forfeitures. For additional information, including information regarding the assumptions used when valuing the stock options, refer to note 12 of the Company financial statements in the Form 10-K for the fiscal year ended December 31, 2008, as filed with the SEC. The amounts set forth in this column reflect the Company’s accounting expense for these awards and do not correspond to the actual value that may be realized by the named executive officer receiving the awards. See the Grants of Plan-Based Awards Table for additional information on stock options granted in 2008.

(4)	This column represents cash awards to the NEO for current year performance under the Company’s Short Term Incentive Plan. Payment of awards earned for current year performance were made in March of the subsequent year under the Company’s Short Term Incentive Plan. In addition, the amounts for Messrs. Testa, Opalewski and Reichl in 2006 include cash incentive awards earned under the Company’s 2003 Management and Directors’ Long Term Incentive Plan of $59,549, $47,639 and $59,549, respectively.

(5)	The amounts in this column represent the aggregate increase (decrease) in the actuarial present value of the pension benefit for each named executive officer entitled to such a benefit. No named executive officer received preferential or above-market earnings on deferred compensation in 2008, 2007 or 2006.

(6)	All Other Compensation for each named executive officer consists of 401(k) matching contributions paid by the Company and Group Term Life Insurance premiums paid by the Company on behalf of each named executive officer. In addition to the foregoing, for Messrs. Testa, Opalewski, and Reichl, the amounts include car allowances in the amount of $13,200, $9,200, and $13,200, respectively.

Grant of Plan-Based Awards During 2008

The plans under which the awards described in the following table were made include the Company’s Short Term Incentive Plan, pursuant to which the non-equity incentive plan awards were granted, and the GenTek Inc. Amended and Restated 2003 Management and Directors’ Long Term Incentive Plan, pursuant to which the equity incentive plan awards were granted. These plans, including the performance metrics upon which awards were based, are generally described in the Compensation Discussion and Analysis preceding the Summary Compensation Table.

					Estimated
					Future	All Other	All Other
					Payouts	Stock	Option
					Under	Awards:	Awards:	Exercise	Grant Date
		Estimated Future Payouts			Equity	Number of	Number of	or Base	Fair Value of
		Under Non-Equity			Incentive	Shares of	Securities	Price of	Stock and
		Incentive Plan Awards(1)			Plan	Stock or	Underlying	Option	Option
	Grant	Threshold	Target	Maximum	Awards	Units	Options	Awards	Awards
Name	Date	($)	($)	($)	(#)(2)	(#)(3)	(#)(4)	($/SH)	($)

William E. Redmond, Jr.		199,500	532,000	931,000 (5)
	05/19/2008				20,529				609,095
	05/19/2008					12,409			368,175
	05/19/2008						21,088	29.67	203,921

Thomas B. Testa		70,920	189,120	330,960
	05/19/2008				8,359				248,012
	05/19/2008					5,053			149,923
	05/19/2008						8,587	29.67	83,036

Robert D. Novo		66,060	176,160	308,280
	05/19/2008				6,393				189,680
	05/19/2008					3,864			114,645
	05/19/2008						6,567	29.67	63,503

Vincent J. Opalewski		63,000	168,000	294,000
	05/19/2008				7,376				218,846
	05/19/2008					4,459			132,299
	05/19/2008						7,577	29.67	73,270

Frank Reichl		43,406	115,750	202,563
	05/19/2008				2,508				74,412
	05/19/2008					1,516			44,980
	05/19/2008						2,576	29.67	24,910

(1)	These columns show the range of payouts targeted for 2008 performance under the Company’s Short Term Incentive Plan as described in the section titled “Performance-Based Short-Term Incentive Compensation” under the Compensation Discussion and Analysis. The bonuses earned for performance in 2008 and paid in 2009 were made based on the performance metrics described in the Compensation Discussion and Analysis and are shown in the Summary Compensation Table in the column titled “Non-equity Incentive Plan Compensation”.

(2)	Awards of performance contingent restricted stock granted under the Amended and Restated 2003 Management and Director’s Long Term Incentive Plan. The number of shares of performance contingent restricted stock reflected vest upon the attainment of certain predetermined performance metrics.

(3)	Awards of restricted stock granted under the Amended and Restated 2003 Management and Directors’ Long Term Incentive Plan. All awards of restricted stock are subject to a three year vesting schedule.

(4)	Awards of stock options granted under the Amended and Restated 2003 Management and Directors’ Long Term Incentive Plan. All stock options are granted with exercise prices equal to the closing price of a share of Common Stock on the day of the date of grant, are subject to a three year vesting schedule and expire ten years following the date of grant.

(5)	While Mr. Redmond’s employment agreement provides that he may be entitled to an annual cash incentive award of up to 200% of his base salary, the Short Term Incentive Plan provides for annual awards no greater than 140% of base salary. The amounts in this column do not reflect the maximum annual incentive award Mr. Redmond could be entitled to in excess of 140% of his base salary.

Outstanding Equity Awards at December 31, 2008

The following table provides information regarding the stock options and stock awards held by the named executive officers as of December 31, 2008, including the unexercised and unvested stock option awards and unvested restricted stock awards. The vesting dates for each grant of stock options and restricted stock are set forth in the footnotes following the table. For additional information regarding the stock options and stock awards set forth in the following table, see the section titled “Discretionary Long-Term Equity Incentive Awards” in the Compensation Discussion and Analysis.

	Option Awards				Stock Awards
							Equity	Equity
							Incentive	Incentive
							Plan Awards:	Plan Awards:
							Number of	Market or
						Market	Unearned	Payout Value of
	Number of	Number of			Number of	Value of	Shares,	Unearned
	Securities	Securities			Shares or	Shares or	Units or	Shares,
	Underlying	Underlying			Units of	Units of	Other	Units or Other
	Unexercised	Unexercised	Option		Stock That	Stock That	Rights That	Rights That
	Options	Options	Exercise	Option	Have Not	Have Not	Have Not	Have Not
	(#)	(#)	Price	Expiration	Vested	Vested	Vested	Vested
Name	Exercisable	Unexercisable(1)	($)	Date	(#)(2)	($)(3)	(#)(4)	($)(3)

William E. Redmond, Jr.	58,921		11.08	05/26/2015	30,083	452,749	38,132	573,887
	20,684	10,342	26.92	05/11/2016
	7,989	15,978	35.08	05/24/2017
		21,088	29.67	05/19/2018

Thomas B. Testa	10,332		11.03	03/19/2014	10,669	160,568	12,665	190,608
	13,533		12.11	08/16/2015
	3,848	1,925	26.92	05/11/2016
	1,954	3,908	35.08	05/24/2017
		8,587	29.67	05/19/2018

Robert D. Novo	4,305		12.11	08/16/2015	8,562	128,858	9,888	148,814
	1,800	1,801	26.92	05/11/2016
	1,586	3,172	35.08	05/24/2017
		6,567	29.67	05/19/2018

Vincent J. Opalewski	8,816		11.03	03/19/2014	7,423	111,716	7,376	111,009
	7,076		12.11	08/16/2015
	2,184	1,093	26.92	05/11/2016
	1,454	2,909	35.08	05/24/2017
		7,577	29.67	05/19/2018

Frank Reichl	5,510		11.03	03/19/2014	2,996	45,090	2,508	37,745
	4,025		12.11	08/16/2015
	1,597	799	26.92	05/11/2016
	702	1,404	35.08	05/24/2017
		2,576	29.67	05/19/2018

(1)	All stock options vest 33.33% on each of the first three anniversaries of the grant date, respectively, and expire on the date shown in the Option Expiration Date column. The remaining vesting dates for unvested options held by each named executive officer are as follows:

• Mr. Redmond: 10,342 vest on May 11, 2009; 7,989 vest on each of May 24, 2009 and May 24, 2010; 7,029 vest on each of May 19, 2009 and May 19, 2010; and 7,030 vest on May 19, 2011.

• Mr. Testa: 1,925 vest on May 11, 2009; 1,954 vest on each of May 24, 2009 and May 24, 2010; 2,862 vest on each of May 19, 2009 and May 19, 2010; and 2,863 vest on May 19, 2011.

• Mr. Novo: 1,801 vest on May 11, 2009; 1,586 vest on each of May 24, 2009 and May 24, 2010; and 2,189 vest on each of May 19, 2009, May 19, 2010 and May 19, 2011.

• Mr. Opalewski: 1,093 vest on May 11, 2009; 1,454 vest on May 24, 2009; 1,455 vest on May 24, 2010; 2,525 vest on May 19, 2009; and 2,526 vest on each of May 19, 2010 and May 19, 2011.

• Mr Reichl: 799 vest on May 11, 2009; 702 vest on each of May 24, 2009 and May 24, 2010; 858 vest on May 19, 2009; and 859 vest on each of May 19, 2010 and May 19, 2011.

(2)	All stock awards vest 33%, 33% and 34% on each of the first three anniversaries of the grant date, respectively. The remaining vesting dates for unvested shares held by each named executive officer are as follows:

• Mr. Redmond: 7,033 vest on June 12, 2009; 5,241 vest on May 24, 2009; 5,400 vest on May 24, 2010; 4,094 vest on May 19, 2009; 4,095 vest on May 19, 2010; and 4,220 vest on May 19, 2011.

• Mr. Testa:  1,309 vest on June 12, 2009; 1,704 vest on September 8, 2009; 1,282 vest on May 24, 2009; 1,321 vest on May 24, 2010; 1,667 vest on each of May 19, 2009 and May 19, 2010; and 1,719 vest on May 19, 2011.

• Mr. Novo: 2,585 vest on June 12, 2009; 1,040 vest on May 24, 2009; 1,073 vest on May 24, 2010; 1,275 vest on each of May 19, 2009 and May 19, 2010; and 1,314 vest on May 19, 2011.

• Mr. Opalewski:  284 vest on September 8, 2009; 743 vest on September 12, 2009; 954 vest on May 24, 2009; 983 vest on May 24, 2010; 1,417 vest on each of May 19, 2009 and May 19, 2010; and 1,517 vest on May 19, 2011.

• Mr. Reichl: 544 vest on June 12, 2009; 461 vest on May 24, 2009; 475 vest on May 24, 2010; 500 vest on each of May 19, 2009 and May 19, 2010; and 516 vest on May 19, 2011.

(3)	The market value of the stock awards is based on the closing market price of a share of Common Stock as of December 31, 2008, which was $15.05.

(4)	Performance contingent restricted stock awards vest 33%, 33% and 34% upon attainment of each of three predetermined performance metrics. In the event that the applicable predetermined performance metric is not attained within four years from the grant date, the applicable portion of the award is forfeited.

Option Exercises and Stock Vested for 2008

The following table provides information for the named executive officers regarding the stock options each named executive officer exercised and the value realized, if any, and the number of shares of Common Stock each named executive officer acquired upon vesting of restricted stock awards and the value realized during 2008.

	Option Awards		Stock Awards
	Number of		Number of
	Securities		Shares
	Acquired on	Value Realized	Acquired on	Values Realized
	Exercise	on Exercise	Vesting	on Vesting
Name	(#)	($)(1)	(#)	($)(2)

William E. Redmond, Jr.	0	0	18,971	554,831
Thomas B. Testa	0	0	5,355	154,267
Robert D. Novo	0	0	4,646	135,937
Vincent J. Opalewski	0	0	5,734	163,634
Frank Reichl	0	0	3,045	91,284

(1)	No NEOs exercised options in 2008.

(2)	Value realized upon the vesting of a share of stock was equal to the market value of a share of Common Stock on the vesting date.

Pension Benefits as of December 31, 2008

The following table quantifies the benefits expected to be paid from the General Chemical Corporation Salaried Employees Pension Plan (the “Pension Plan”), a frozen defined benefit pension plan maintained by a subsidiary of the Company, to certain named executive officers.

The frozen Pension Plan is a defined benefit plan that generally benefits full-time, salaried employees of the Company and its subsidiaries. A participating employee’s annual retirement benefit is determined by the employee’s frozen credited service under the Pension Plan and frozen average annual earnings. Annual earnings include principally salary, overtime and short-term incentive compensation. Notwithstanding the freezing of the benefits, the Pension Plan provides that a participating employee’s right to receive benefits becomes fully vested after five years of service. Under the Pension Plan, benefits are adjusted by a portion of the social security benefits received by participants. Benefits under the Pension Plan were frozen for all participants, effective April 1, 2004, and no employees were allowed to begin participating in the Pension Plan after such date. The Pension Plan, and the benefits payable to the named executive officers identified below, are described in the section of the Compensation Discussion and Analysis titled “Defined Benefit Pension Plans.”

		Number of	Present
		Years	Value of	Payments
		Credited	Accumulated	During Last
		Service	Benefit	Fiscal Year
Name	Plan Name	(#)(1)	($)(2)	($)

Thomas B. Testa	General Chemical Corporation Salaried Employees Pension Plan	13	186,549	—
Robert D. Novo	General Chemical Corporation Salaried Employees Pension Plan	1	12,805	—
Vincent J. Opalewski	General Chemical Corporation Salaried Employees Pension Plan	13	177,858	—
Frank Reichl	General Chemical Corporation Salaried Employees Pension Plan	17	346,517	—

(1)	Years of credited services as well as credited compensation were frozen as of April 1, 2004.

(2)	This column represents the actuarial present value of accumulated benefits under the plan, computed as for the latest annual audited financial statements of the Company. The actuarial present value was calculated in accordance with the method and with the same assumptions outlined in footnote 7 to the Company’s financial statements.

Executive Benefits and Payments Upon Termination

All NEOs including Mr. Redmond are participants in the Company’s Executive Severance Plan which provides payments upon termination of employment. These amounts may increase if the termination is connected with a change of control of the Company or in connection with the sale of certain Company assets. In addition, the Company’s Executive Severance Plan provides that the NEOs may be entitled to receive gross-ups from the Company for any excise taxes imposed, pursuant to Section 4999 of the Internal Revenue Code of 1986, as amended, on certain payments and benefits that the NEOs receive, unless the value of all such payments and benefits exceeds the Section 280G safe harbor by more than 10%, in which event payments are reduced to avoid excise taxation. All NEOs participate in the LTIP, which provides for accelerated vesting of stock options and restricted stock awards upon a change of control of the Company. Except as described below, none of the NEOs have entered into any other plans, arrangements or agreements with the Company providing for payments upon termination of employment, change of control of the Company, or a business sale of Company assets, other than payments generally available to all salaried employees that do not discriminate in scope, terms or operation in favor of the executive officers of the Company. For each of the NEOs, the receipt of payments and benefits under the Executive Severance plan is subject to the execution and delivery to the Company of a general release of claims and a non-competition, non-solicitation, non-disparagement, and clawback agreement.

Termination of Employment Not in Connection with a Change of Control or, Certain Cases, a Business Sale

Mr. Redmond

If the employment of Mr. Redmond is terminated by the Company without cause or is terminated by Mr. Redmond for good reason (as such terms are defined in Mr. Redmond’s employment agreement), and such termination is not connected with a change of control of the Company or the disposition of either the valve actuation systems or the performance chemicals business (referred to as a “Business Sale”), Mr. Redmond is entitled to receive: (i) a lump-sum payment equal to two times his annual base salary as of the date of termination, subject to his execution of a general release of claims, (ii) two years of continued coverage under the Company’s group life, medical and dental insurance plans and programs (excluding disability) which he participated immediately prior to his date of termination; and (iii) two years of continued membership in the Company’s executive medical allowance program.

Mr. Novo

If the employment of Mr. Novo is terminated by the Company without cause and such termination is not connected with a change of control of the Company, or is terminated by Mr. Novo for good reason (as such terms are defined in Mr. Novo’s letter agreement dated December 31, 2008), Mr. Novo is entitled to receive: (i) a lump-sum payment equal to 1.5 times his annual base salary as of the date of termination, subject to his execution of a general release of claims; and (ii) 1.5 years of continued coverage under the Company’s group life, medical and dental insurance plans and programs (excluding disability) in which he participated immediately prior to his date of termination.

Messrs. Testa and Opalewski

Pursuant to the Executive Severance Plan if the employment of Mr. Testa or Mr. Opalewski is terminated by the Company for any reason other than cause and such termination is not connected with a change of control of the Company or a corporate transaction that results in the performance chemicals business representing substantially all of the Company’s business after the corporate transaction, he is entitled to receive a lump-sum cash payment equal to his annual base salary as of the date of termination. In addition, Mr. Testa and Mr. Opalewski will continue to be covered under the Company’s group life, medical and dental insurance plans and programs (excluding disability) for a period of twelve months.

Mr. Reichl

Pursuant to the Executive Severance Plan if the employment of Mr. Reichl is terminated by the Company for any reason other than cause and such termination is not connected with a change of control of the Company he is entitled to receive a lump-sum cash payment of one week of pay for each full year of service with the Company up to a maximum of 26 weeks of pay (severance period). In addition, Mr. Reichl will continue to be covered under the Company’s group life, medical and dental insurance plans and programs (excluding disability) for a period of weeks equal to his severance period.

LTIP

In the event of the death or disability of a participant in the LTIP (as such term is defined in the LTIP), all outstanding stock options and restricted stock awards under the LTIP will automatically become fully vested.

Change of Control

LTIP

In the event of a change of control of the Company (as such term is defined in the LTIP), all outstanding stock options and restricted stock awards under the LTIP will automatically become fully vested.

Mr. Redmond

In the event that the Company terminates the employment of Mr. Redmond without cause or Mr. Redmond terminates his employment for good reason within sixty days prior to or twelve months following a change of control of the Company (as such terms are defined in the Mr. Redmond’s employment agreement), then Mr. Redmond is entitled to receive the following payments and benefits (collectively, the “Change of Control Benefits”) subject to his execution of a general release of claims: (i) a severance payment equal to three times his annual base salary as of the date of termination; (ii) his target annual cash bonus with respect to the year in which the termination occurs (except in the event of a resignation for good reason); (iii) accelerated vesting of any outstanding restricted stock awards under the LTIP; (iv) three years of continued coverage under the Company’s life, medical and dental insurance plans and programs (excluding disability) in which he participated immediately prior to his date of termination; and (v) three years of continued membership in the Company’s executive medical allowance program. Mr. Redmond is subject to non-competition and non-solicitation covenants for two years following his termination of employment for any reason.

Mr. Reichl

In the event that the Company terminates the employment of Mr. Reichl within sixty days prior to or twelve months following a change of control of the Company (as such terms are defined in the Executive Severance Plan), then he is entitled to receive the following payments and benefits: (i) a severance payment equal to six months of his annual base salary as of the date of termination; (ii) his target annual cash bonus with respect to the year in which the termination occurs; and (iii) six months of continued coverage under the Company’s group life, medical and dental insurance plans (excluding disability) in which he participated immediately prior to his date of termination.

All Other NEOs

In the event that the Company terminates the employment of an NEO within sixty days prior to or twelve months following a change of control of the Company (as such terms are defined in the Executive Severance Plan), then the NEO is entitled to receive the following payments and benefits: (i) a severance payment equal to two times his annual base salary as of the date of termination, (ii) his target annual cash bonus with respect to the year in which the termination occurs; and (iii) two years of continued coverage under the Company’s group life, medical and dental insurance plans (excluding disability) in which he participated immediately prior to his date of termination. For Messrs. Testa and Opalewski, a change of control also includes a corporate transaction that results in the performance chemicals business representing substantially all of the Company’s business after the corporate transaction.

Business Sale

LTIP

In the event that the Company terminates the employment of an NEO, except Mr. Reichl, without cause at the time of or following a Business Sale, all stock options and restricted stock awards held by such NEO and outstanding immediately prior to termination of employment will become fully vested.

Mr. Redmond

In the event that the Company terminates the employment of Mr. Redmond without cause at the time of or following a Business Sale, then Mr. Redmond is entitled to receive the Change of Control Benefits (less the target annual cash bonus severance amount), and full and immediate vesting of all outstanding equity awards held by Mr. Redmond to the extent outstanding immediately prior to the date of termination.

Potential Payments Upon Termination of Employment, Change of Control of the Company, or a Business Sale of Company Assets

The following table provides the potential payments that each NEO would be entitled to receive upon certain terminations of employment and upon certain terminations of employment in connection with a change of control of the Company or a business sale of Company assets, assuming that (i) such termination occurred on December 31, 2008, and (ii) the price per share of Company common stock subject to the equity awards equals $15.05, the closing market price on December 31, 2008.

				Involuntary
				Without
				Cause		Involuntary	Involuntary
				Unrelated to		Without	Without
				a Change of		Cause	Cause
				Control or	Voluntary	Related to a	Related to a
				Business	for Good	Change of	Business
			Involuntary	Sale	Reason	Control	Sale
Name	Description	Voluntary	for Cause	($)	($)	($)(4)	($)(6)

William E. Redmond, Jr.	Severance Cost	—	—	1,330,000	1,330,000	2,527,000 (5)	1,995,000
	Value of Benefits Continuation(1)	—	—	35,467	35,467	53,201	53,201
	Stock Options Accelerated Vesting(2)	—	—	—	—	—	—
	Restricted Stock Accelerated Vesting(3)	—	—	—	—	1,025,636	1,025,636

Thomas B. Testa	Severance Cost	—	—	315,200	—	819,520	819,520
	Value of Benefits Continuation(1)	—	—	11,504	—	23,007	23,007
	Stock Options Accelerated Vesting(2)	—	—	—	—	—	—
	Restricted Stock Accelerated Vesting(3)	—	—	—	—	351,177	351,177

Robert D. Novo	Severance Cost	—	—	440,400	440,400	763,360	440,400
	Value of Benefits Continuation(1)	—	—	17,141	17,141	22,855	17,141
	Stock Options Accelerated Vesting(2)	—	—	—	—	—	—
	Restricted Stock Accelerated Vesting(3)	—	—	—	—	277,673	277,673

Vincent J. Opalewski	Severance Cost	—	—	280,000	—	728,000	728,000
	Value of Benefits Continuation(1)	—	—	11,380	—	22,760	22,760
	Stock Options Accelerated Vesting(2)	—	—	—	—	—	—
	Restricted Stock Accelerated Vesting(3)	—	—	—	—	222,725	222,725

Frank Reichl	Severance Cost	—	—	93,490	—	231,500	93,490
	Value of Benefits Continuation(1)	—	—	4,527	—	5,605	4,527
	Stock Options Accelerated Vesting(2)	—	—	—	—	—	—
	Restricted Stock Accelerated Vesting(3)	—	—	—	—	82,835	—

(1)	All amounts represent the value of benefits continuation based on the individual’s current coverage and the current cost to the Company. Additionally, Mr. Redmond’s amount also includes $5,000 per year for coverage of out of plan medical expenses, representing the maximum amount that he would be entitled to pursuant to the terms of his employment agreement.

(2)	Represents the intrinsic value of the unvested stock options calculated by taking the aggregate fair market value, as of December 31, 2008, of the common stock subject to stock options with accelerated vesting, and subtracting the aggregate exercise price of such stock options. Based upon this calculation, the unvested stock options have no value as of December 31, 2008.

(3)	Represents the intrinsic value of the unvested restricted stock awards calculated by taking the aggregate fair market value of the restricted stock awards subject to accelerated vesting as of December 31, 2008.

(4)	We do not believe that the NEOs would have been entitled to a tax gross-up for excise taxes if a change of control occurred on December 31, 2008.

(5)	As previously noted, Mr. Redmond also has the ability to resign for good reason in connection with a change of control as provided in his employment agreement. In the event of such good reason resignation, the severance amount would equal $1,995,000, as it excludes an amount equal to his target annual bonus.

(6)	For Messrs. Testa and Opalewski, a “Business Sale” for purposes of cash severance and benefit continuation means a corporate transaction that results in the performance chemicals business representing substantially all of the Company’s business after the corporate transaction.

Non-Employee Director Compensation

The Company believes that it is important to attract and retain outstanding non-employee directors. One way that the Company achieves this goal is through a competitive compensation program. To that end, the Compensation Committee of the Board, which is responsible for making director compensation recommendations to the Board, worked with Towers Perrin, a global professional services firm, to evaluate the competitiveness of the Company’s compensation program for non-employee directors. After evaluating the competitive market data of non-employee director compensation and the advice of the compensation consultant, the Compensation Committee, in 2007, recommended and the Board approved the compensation package set forth below for non-employee directors to be effective November 1, 2007. The Compensation Committee recommended no changes to non-employee director compensation in 2008. In March 2009, the Chairman of the Board and the Compensation Committee agreed to a reduction in the additional annual fee payable to the Chairman, from $35,000 to $25,000.

Cash Compensation.  Non-employee directors of the Company receive compensation of $35,000 per year, with additional fees of $1,500 per meeting for attendance at each Board of Directors’ meeting and $750 per meeting for attendance at each Board of Directors’ meeting conducted by telephone. Fees payable for attendance at Board of Directors committee meetings are $1400 per meeting and $700 for attendance at committee meetings conducted by telephone. In 2008, the Chairman of the Board received an additional $35,000 per year; the Chairperson of the Compensation Committee received an additional annual retainer in the amount of $7,500, the Chairperson of the Corporate Governance and Nominating Committee received an additional annual retainer in the amount of $6,000, and the Chairperson of the Audit Committee received an additional annual retainer in the amount of $10,000.

Equity-based Compensation.  Non-employee directors of the Company receive an annual grant of restricted stock with a grant date value of $40,000. Each non-employee director is also entitled to participate in a “matching restricted stock” program under the GenTek Inc. Amended and Restated 2003 Management and Directors Incentive Plan pursuant to which the Company will match each share of Company stock purchased on the open market by a director with one share of restricted stock, up to a $10,000 maximum investment per director each calendar year. In addition, in 2007, the Board adopted share retention guidelines for non-employee directors. Under the guidelines, each non-employee director is expected within a period of five (5) years following his/her initial election or appointment to the Board, to own an amount of Company common stock (which may include, as applicable, stock options and restricted stock) equal in value to five (5) times the annual cash retainer offered to the director at the time he or she becomes a member of the Board. All grants of restricted stock to non-employee directors vest one (1) year from date of grant with respect to grants made after November 1, 2007, and all grants of restricted stock to non-employee directors made prior to November 1, 2007 vest in installments over a three year period from the date of grant.

In 2007, after evaluating the competitive market data of non-employee director compensation and the advice of the compensation consultant, the Compensation Committee also recommended and the Board approved the adoption of a deferred compensation program for non-employee directors to be effective November 1, 2007. Under the deferred compensation program, directors are entitled to defer all or any part of the annual restricted stock award in accordance with deferral elections made by the individual director.

Only non-employee directors receive compensation for their services as a director.

Business Expenses.  Non-employee directors are reimbursed for their business expenses related to their attendance of Board of Director and Committee meetings, including accommodations, meals and transportation to and from such meetings (e.g., commercial flights, trains, car rental or service and parking). Non-employee directors are also reimbursed for attending qualified third party director education programs.

In 2008, non-employee director compensation was as follows:

	Fees Earned or	Stock
	Paid in Cash	Awards	Total
Name	($)(1)	($)(2)	($)

John G. Johnson, Jr.	82,900	67,442	150,342
Henry L. Druker	50,050	69,246	119,296
Kathleen R. Flaherty	54,050	57,415	111,465
John F. McGovern	56,550	67,210	123,760
Richard A. Rubin	45,150	55,382	100,532

(1)	Column represents the amount of cash compensation earned by each non-employee director in 2008 for service on the Board and committees.

(2)	This column represents the dollar amount recognized by the Company for financial statement reporting purposes of the fair value of restricted stock granted in 2008 and prior years under the Company’s 2003 Amended and Restated Management and Directors’ Long Term Incentive Plan in accordance with FAS 123R. For restricted stock, fair value is calculated using the closing price of Company stock on the date of grant. For additional information, refer to note 12 of the Company financial statements in the Form 10-K for the fiscal year ended December 31, 2008, as filed with the SEC. The amounts set forth in this column reflect the Company’s accounting expense for these awards and do not correspond to the actual value that may be realized by the non-employee director receiving the award.

In 2008, each non-employee director received the following stock awards: Mr. Johnson — 2,413 shares; Mr. Druker — 2,422 shares; Ms. Flaherty — 2,072 shares; Mr. McGovern — 2,394 shares; and Mr. Rubin — 2,072 shares. As of December 31, 2008, the aggregate number of stock awards outstanding for each non-employee director was: Mr. Johnson — 4,569 shares; Mr. Druker — 4,546 shares; Ms. Flaherty — 3,991 shares; Mr. McGovern — 4,533 shares; and Mr. Rubin — 2,821 shares.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table provides, as of September 24, 2009, information regarding the beneficial ownership of the Common Stock by (a) each of the named executive officers, directors and nominees to become a director, (b) the directors and executive officers as a group, and (c) each person known by us to be the beneficial owner of more than 5% of the Common Stock:

For purposes of this Information Statement a “beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares:

(i) voting power, which includes the power to vote, or to direct the voting of, shares of the Common Stock; and/or

(ii) investment power, which includes the power to dispose, or to direct the disposition of, shares of the Common Stock.

A person is also deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security at any time within 60 days.

	Amount and Nature of
	Beneficial Ownership(1)
	Number of		Percentage
Name of Beneficial Owner	Shares		of Class(2)

Beneficial Owners of 5% or More of the Outstanding Common Stock
Abrams Capital, LLC	2,339,584	(3)	21.87%
Chesapeake Partners Management Co., Inc.	1,007,839	(4)	9.88%
Hawkeye Capital Management, LLC	904,934	(5)	8.88%
Brenner West Capital Advisors, LLC	627,447	(6)	6.15%
Kenmore Capital Partners, L.L.C.	539,960	(7)	5.30%
Directors and Executive Officers
Henry L. Druker	11,090		*
Kathleen R. Flaherty	10,759		*
John G. Johnson, Jr.	14,180		*
John F. McGovern	16,725		*
Robert D. Novo	64,550	(8)	*
Vincent Opalewski	57,112	(9)	*
William E. Redmond, Jr.	250,502	(10)	2.43%
Frank Reichl	23,858	(11)	*
Richard A. Rubin	904,934	(5)	8.88%
Thomas B. Testa	73,351	(12)	*
All directors and executive officers as a group (12 individuals)	1,451,086		13.94%

*	Amount represents less than 1% of the outstanding Common Stock.

(1)	Unless otherwise indicated, the business address for each person or entity listed is 90 East Halsey Road, Parsippany, New Jersey 07054.

(2)	Percentage beneficial ownership of the Common Stock is based on 10,196,370 shares of Common Stock issued and outstanding as of September 24, 2009, and in the case of an individual or entity that has the right to acquire beneficial ownership of shares of Common Stock as of September 24, 2009, the percentage beneficial ownership for such individual or entity is based on 10,196,370 shares of Common Stock as increased to reflect the acquisition of such shares of Common Stock.

(3)	Based solely on the amended Schedule 13D filed with the SEC on February 19, 2009 and Form 4 filed subsequently with the SEC on February 23, 2009. Shares reported herein for Abrams Capital, LLC represent (i) 1,433,185 shares of Common Stock and an aggregate of 368,151 shares issuable upon the exercise of Tranche C Warrants beneficially owned by Abrams Capital Partners II, L.P. (“ACP II”); (ii) an aggregate of 283,813 shares of Common Stock and an aggregate of 93,462 shares issuable upon the exercise of Tranche C Warrants beneficially owned by certain private investment funds of which Abrams Capital, LLC is the general partner; and (iii) 118,900 shares of Common Stock and an aggregate of 42,073 shares issuable upon the exercise of Tranche C Warrants beneficially owned by certain private investment funds of which Pamet Capital Management, L.P. (“Pamet LP”) is investment manager and, in some cases, of which Abrams Capital, LLC is the general partner. Abrams Capital, LLC is the general partner of ACP II. Pamet Capital Management, LLC (“Pamet LLC”) is the general partner of Pamet LP. David Abrams is the managing member of Abrams Capital, LLC and Pamet LLC. The Tranche C Warrants are exercisable for a number of shares equal to the product of the face number of such warrant times 3.2275. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein. The principal offices of each of Abrams Capital Partners II, L.P., Abrams Capital, LLC, Pamet Capital Management, L.P., Pamet Capital Management, LLC, and David Abrams are located at 222 Berkeley Street, 22nd Floor, Boston, Massachusetts 02116.

(4)	Based solely on the Schedule 13G/A filed with the SEC on February 14, 2008. Shares reported herein for Chesapeake Partners Management Co., Inc. (“CPMC”) represent (i) 537,120 shares of Common Stock held for the account of Chesapeake Partners Limited Partnership (“CPLP”) and (ii) 470,719 shares of Common Stock held for the account of Chesapeake Partners Master Fund Ltd. (“CPMF”). CPMC serves as investment manager to each of CPLP and CPMF. CPMC also serves as the General Partner of CPLP. Mr. Lerner and Ms. Lerner are officers of CPMC. In such capacities, each of CPMC, Mr. Lerner and Ms. Lerner may be deemed to have voting and dispositive power over an aggregate of 1,007,839 shares of Common Stock held by CPLP and CPMF. The principal offices of CPMC, Mr. Lerner and Mrs. Lerner are located at 2800 Quarry Lake Drive, Suite 300, Baltimore, Maryland 21209.

(5)	Based solely on the Schedule 13G/A filed with the SEC on May 11, 2007. Shares reported herein for Hawkeye Capital Management, LLC (“Hawkeye”) represent 904,934 shares of Common Stock for which Richard A. Rubin, Hawkeye and Hawkeye Capital Master (“HCM”) may be deemed to be the beneficial owners. Hawkeye is the investment manager for HMC, and Mr. Rubin is the managing member of Hawkeye. In that capacity, Mr. Rubin directs its operations and has sole voting and dispositive power with respect to the shares. Mr. Rubin is also a director of the Company. In that capacity, he receives equity compensation from the Company. As of September 24, 2009, Mr. Rubin had been granted 8,575 shares of restricted Common Stock as partial compensation for his service as a director of the Company. Mr. Rubin disclaims direct beneficial ownership of the shares of Common Stock held by Hawkeye and HCM, except to the extent of his pecuniary interest therein. The principal offices of each of Mr. Rubin, Hawkeye and HCM are located at 800 Third Avenue, 10th Floor, New York, NY 10022.

(6)	Based solely on the Form 13F filed with the SEC on August 14, 2009. Shares reported herein for Brenner West Capital Advisors, LLC (Brenner West) represent 627,447 shares of Common Stock of which Brenner West shares voting and dispositive power. The principal business address for Brenner West is 110 East 42nd Street, Suite 1419, New York, NY 10017. (9) The Reporting Person disclaims beneficial ownership of 10,954 shares.

(7)	Based solely on the Form 13F filed with the SEC on August 20, 2009. Shares reported herein for Kenmore Capital Partners, L.L.C. represent 539,960 shares of Common Stock of which Kenmore Capital Partners, L.L.C. shares voting and dispositive power. The principal office of Kenmore Capital Partners, L.L.C. is 712 Fifth Avenue, 9th Floor, New York, NY 10019.

(8)	Includes outstanding options to purchase 13,267 shares of Common Stock, which are exercisable within 60 days of September 24, 2009.

(9)	Includes outstanding options to purchase 24,602 shares of Common Stock, which are exercisable within 60 days of September 24, 2009.

(10)	Includes (i) outstanding options to purchase 112,954 shares of Common Stock, which are exercisable within 60 days of September 24, 2009 and (ii) an aggregate of 484 shares issuable upon the exercise of Tranche C Warrants owned by Mr. Redmond.

(11)	Includes outstanding options to purchase 14,193 shares of Common Stock, which are exercisable within 60 days of September 24, 2009.

(12)	Includes outstanding options to purchase 36,408 shares of Common Stock, which are exercisable within 60 days of September 24, 2009.

EXECUTIVE OFFICERS

The following table shows the names and ages of the executive officers and/or key employees and the positions held by each individual. A description of the business experience of each for at least the past five years follows the table:

Name	Age	Position

William E. Redmond, Jr.	49	President, Chief Executive Officer and Director
Douglas J. Grierson	44	Vice President and Controller
Robert D. Novo	51	Chief Administrative Officer and Vice President of Human Resources and Environmental Health and Safety
Vincent J. Opalewski	46	Vice President and General Manager — General Chemical
Thomas B. Testa	47	Vice President and Chief Financial Officer

For information regarding Mr. Redmond, see the “Current Board of Directors of GenTek” section of this Information Statement.

Douglas J. Grierson, 44, Vice President and Controller since April 2005. Mr. Grierson served as Director of Accounting and Assistant Controller from June 1999 to April 2005. Prior to joining the Company, Mr. Grierson served as the Director of Internal Audit of Quest Diagnostics Incorporated since January 1997.

Robert D. Novo, 51, Chief Administrative Officer and Vice President of Human Resources and Environmental Health and Safety since August 2004. Mr. Novo served as the Vice President of Human Resources from July 2003 to August 2004. Prior to July 2003, Mr. Novo held various senior level human resource positions with Honeywell International since 1995.

Vincent J. Opalewski, 44, Vice President and General Manager — General Chemical since September 2006. Prior to that he was General Chemical’s Vice President — Sales and Marketing. Mr. Opalewski joined General Chemical in 1990 and has held a number of positions with increasing responsibility in finance, sales/marketing and general management. From 1999 — 2005, was the General Manager of the Company’s Sulfur Products business.

Thomas B. Testa, 47, Vice President and Chief Financial Officer since September 2006. Vice President and General Manager — General Chemical from August 2004 to September 2006. From April 2002 to August 2004, Mr. Testa served as Vice President — Operations for the General Chemical. He previously served as General Manager of the Electronic Chemicals business group from October 1997 to April 2002

Compensation Committee Interlocks and Insider Participation

During 2008, the members of the Compensation Committee were Ms. Flaherty and Mr. Druker. Neither Ms. Flaherty or Mr. Druker is an officer (or former officer) or employee of the Company or any of its subsidiaries. Except as disclosed in the Section entitled “Transactions with Related Persons,” none of the members of the Compensation Committee entered into (or agreed to enter into) any transaction or series of transactions with the Company or any of its subsidiaries in which the amount involved exceeds $120,000.

None of the Company’s executive officers served on the Compensation Committee (or another committee of the Board with similar functions) of any entity where one of that entity’s executive officers served on the Company’s Compensation Committee. None of the Company’s executive officers was a director of another entity where one of that entity’s executive officers served on the Company’s Compensation Committee. None of the Company’s executive officers served on the Compensation Committee (or another committee of the Board with similar functions) of another entity where one of that entity’s executive officers served as a director on the Board.

TRANSACTIONS WITH RELATED PERSONS

2008 Transactions

Except as set forth below, during 2008 there were no, and there are no currently proposed transactions, in which we were or are to be a participant, where the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest, which would be required to be disclosed herein pursuant to Item 404(a) of the SEC’s Regulation S-K promulgated by the SEC.

On November 14, 2008, the Company repurchased 17,150 shares of Common Stock from the Druker/McCombs Fund LP (the “Fund”) for aggregate proceeds to the Fund of approximately $312,987. Henry L. Druker, a member of the Board, is deemed to have indirect beneficial ownership of shares held by the Fund because Mr. Druker has joint investment control over the Fund.

Policies and Procedures for Review, Approval or Ratification

In March 2007, the Board adopted a Related Party Transactions Policy. This policy provides that Interested Transactions with Related Parties, as those defined in the policy, are subject to approval or ratification.

For purposes of the policy:

•	an “Interested Transaction” is any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which: (i) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year; (ii) we are a participant; and (iii) any Related Party has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10 percent beneficial owner of another entity).

•	a “Related Party” is any (a) person who is or was (since the beginning of the last fiscal year for which we have filed a Form 10-K and proxy statement, even if they do not presently serve in that role) an executive officer, director or nominee for election as a director, (b) beneficial owner of greater than 5 percent of the common stock, or (c) immediate family members of any of the foregoing. Immediate family members include a person’s spouse, parents, stepparents, children, stepchildren, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, and brothers-and sisters-in-law and anyone not falling into one of the foregoing categories who resides in such person’s home (other than a tenant or employee).

Under this policy, the Audit Committee (the “Committee”) reviews the material facts relating to all Interested Transactions that require the Committee’s approval and either approves or disapproves of GenTek’s entry into the Interested Transaction, subject to certain exceptions. If advance Committee approval of an Interested Transaction is not feasible, then the Interested Transaction shall be considered and, if the Committee determines it to be appropriate, ratified at the Committee’s next regularly scheduled meeting. In determining whether to approve or ratify an Interested Transaction, the Committee will take into account, among other factors it deems appropriate, whether the Interested Transaction is on terms no less favorable to us than terms generally available from an unaffiliated third-party under the same or similar circumstances and the extent of the Related Person’s interest in the transaction.

Standing Pre-Approval for Certain Interested Transactions

•	Employment of executive officers;

•	Director compensation;

•	Certain transactions with other companies;

•	Transactions where all shareholders receive proportional benefits; and

•	Transactions involving competitive bids.

SECTION 16 BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 of the Securities Exchange Act of 1934, as amended, requires directors and executive officers and persons, if any, owning more than ten percent of a class of GenTek’s equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of GenTek’s equity and equity derivative securities. We assist GenTek’s directors and officers in monitoring transactions and filing the appropriate Section 16 reports on their behalf.

Based solely upon a review of the copies of such reports and written representations from reporting persons, we believe that all Section 16(a) filing requirements applicable to GenTek’s officers, directors and greater than ten percent stockholders were complied with on a timely basis for the year ended December 31, 2008, except as follows. Due to inadvertent administrative error by the Company, the sale of 17,150 shares of the Common Stock indirectly held by Mr. Druker through Druker/McCombs Fund LP on November 14, 2008 was not timely reported. This transaction has since been reported.

ANNEX II

September 24, 2009
Board of Directors
GenTek Inc.
90 East Halsey Road
Parsippany, NJ 07054

Members of the Board of Directors:

You have requested our opinion as to the fairness from a financial point of view to the stockholders of GenTek Inc. (the “Company”), other than the Acquiror (as defined below) and its affiliates (the “Excluded Persons”), of the Consideration (as defined below) to be received by such stockholders pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger (the “Agreement”) to be entered into by the Company, ASP GT Holding Corp. (the “Acquiror”) and ASP GT Acquisition Corp., a wholly owned subsidiary of Acquiror (the “Acquisition Sub”). As more fully described in the Agreement, the Acquiror has agreed to cause the Acquisition Sub to commence a tender offer (the “Offer”) to purchase all of the issued and outstanding common stock, no par value, of the Company (the “Company Common Stock”), at a price per share of $38.00 in cash (the “Consideration”), following which Acquisition Sub will be merged with the Company (the “Merger,” and together with the Offer, the “Transaction”) and each issued and outstanding share of the Company Common Stock, other than shares acquired by the Acquiror or its affiliates in the Offer (which shares will be cancelled), will be converted into the Consideration.

We have acted as your financial advisor in connection with the Transaction and received a retainer fee in connection with our retention. In accordance with the terms of our engagement, we will receive a fee upon delivery of this opinion, which is not contingent upon the consummation of the Transaction. If the Company consummates a transaction with a party other than the Acquiror that generates value per share in excess of $38, we will receive a fee of $750,000 plus 5% of such excess, which fee would be contingent on the consummation of such other transaction. In addition, the Company has agreed to reimburse us for expenses and indemnify us for certain liabilities arising out of our engagement.

Our opinion does not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares in the Transaction or, if applicable, how such stockholder should vote with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms of the Agreement or the form of the Transaction. We have also assumed, with your consent, that the representations and warranties of all parties to the Agreement are true and correct, that each party to the Agreement will perform all of the covenants and agreements required to be performed by such party, that all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and that the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement, without any modifications or amendments thereto or any adjustment to the Consideration (through indemnification claims, offset, purchase price adjustments or otherwise). In rendering this opinion, we have assumed, with your consent, that the final executed form of the Agreement does not, or will not, differ in any material respect from the draft that we have examined, and that Acquiror and the Company will comply with all the material terms of the Agreement. We did not participate in discussions or negotiations surrounding the Transaction among the Company, its representatives, the Acquiror and its representatives. To date, we have not been authorized to and have not solicited indications of interest in a possible transaction with the Company from any party; however, in accordance with the terms of our engagement and the Agreement, we expect to be authorized to undertake such activities following the execution of the Agreement.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company that we deemed relevant; (ii) reviewed certain internal information relating to the business, including financial forecasts, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company; (iii) conducted discussions with members of senior management of the Company concerning the matters described in clauses (i) and (ii) of this paragraph, as well as the business and prospects of the Company generally; (iv) reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared them with those of certain other companies in lines of business that we deemed relevant; (v) compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed relevant; (vi) reviewed a draft of the Agreement, dated September 23, 2009; and (vii) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

In connection with our review, we have not assumed any responsibility for independent verification of any of the information supplied to, discussed with, or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, at your direction we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. With respect to the forecasted financial information referred to above, we have assumed, with your consent, that it has been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company. In particular, we have relied on management’s assessment of the Company’s long-term ability to generate earnings before interest, taxes, depreciation, amortization and any unusual items.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have assumed, with your consent, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without the imposition of any delay, limitation, restriction, divestiture or condition that would have an adverse effect on the Company or Acquiror or on the expected benefits of the Transaction. With respect to potential environmental liabilities, you have instructed us to rely solely upon the judgment of the management of the Company and its counsel that these liabilities will not have a material adverse effect on the financial condition or results or operations of the Company.

This opinion is for the use and benefit of the Board of Directors of the Company in its evaluation of the Transaction and, except as specified in the immediately succeeding sentence, may not be disclosed to any person without our prior consent and is not to be quoted or referred to, in whole or in part, or used or relied upon for any other purpose, without our prior written consent. We acknowledge that the text of this opinion and a description thereof may be included in certain materials required to be filed by the Company with the Securities and Exchange Commission and/or required to be delivered to the Company’s stockholders in connection with the Transaction; provided, however, that this opinion may be included in any such materials only if (i) it shall be reproduced in such materials in its entirety, and (ii) the context of any such inclusion, and the inclusion of any related description of this opinion or of us (including, without limitation, any reference to the Company’s engagement of us, the services provided by us in connection with the Transaction or this opinion or the analyses performed by us in support of this opinion), shall be subject to our prior specific review and written consent. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company Common Stock.

In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration. The Fairness Opinion and Valuation Review Committee of Moelis & Company LLC has approved the issuance of this opinion.

We are a securities firm engaged in a number of merchant banking and investment banking activities. We have no duty to disclose to the Company or use for the Company’s benefit any nonpublic information acquired in the course of providing services to any other person, engaging in any transaction (on our own account or otherwise) or carrying on our other businesses. Our employees, officers and partners may at any time own your securities or those of the Acquiror, its affiliates or any other entity involved in the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the stockholders of the Company, other than the Excluded Persons, in the Transaction is fair from a financial point of view to such stockholders.

Very truly yours,

/s/ Moelis & Company LLC

MOELIS & COMPANY LLC

ANNEX III

THE GENERAL CORPORATION LAW
OF
THE STATE OF DELAWARE

Section 262.  APPRAISAL RIGHTS.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

III-1

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

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(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of

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stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21.)

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